                                                     Prospectus Filed
                                                     Pursuant to Rule 424(b)(1)
                                                     Registration No. 333-13913


PROSPECTUS

                                1,250,000 SHARES

                                      LOGO

                                 COMMON SHARES
                            ------------------------

     All of the 1,250,000 Common Shares (the "Common Shares") offered hereby are being sold by TEAM America Corporation (the "Company"). Upon completion of this offering (the "Offering"), the directors, executive officers and existing principal shareholders of the Company and their affiliates will continue to own approximately 49.7% of the outstanding Common Shares of the Company (45.5% if the Underwriters' over-allotment option is exercised in full).

     Prior to the Offering, there has been no public market for the Common Shares. The initial public offering price is $12.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Shares have been approved for quotation on the Nasdaq National Market under the symbol "TMAM."
                            ------------------------

     SEE "RISK FACTORS" AT PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON SHARES OFFERED
                                    HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                UNDERWRITING
                                                                DISCOUNTS AND         PROCEEDS TO
                                          PRICE TO PUBLIC      COMMISSIONS(1)         COMPANY(2)
------------------------------------------------------------------------------------------------------
Per Share..............................        $12.00               $0.87               $11.13
------------------------------------------------------------------------------------------------------
Total(3)...............................      $15,000,000         $1,087,500           $13,912,500
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company estimated at $425,000.
(3) The Company and certain shareholders of the Company (the "Selling Shareholders") have granted the Underwriters a 30-day option to purchase up to an aggregate of 87,500 and 100,000 additional Common Shares, respectively, on the same terms as set forth above solely to cover over-allotments, if any. If such option is exercised in full, then the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Company will be $17,250,000, $1,250,625 and $14,886,375, respectively, and the proceeds to the Selling Shareholders will be $1,113,000. The Company will not receive any proceeds from the sale of Common Shares by the Selling Shareholders. See "Principal and Selling Shareholders" and "Underwriting."
                            ------------------------

     The Common Shares are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the Common Shares offered hereby will be available for delivery at the offices of The Ohio Company, Columbus, Ohio, on or about December 13, 1996.
                            ------------------------

THE OHIO COMPANY                                                     RONEY & CO.

                               DECEMBER 10, 1996

                                      LOGO

     As a result of increasing regulatory burdens and employee lawsuits, businesses need a partner as opposed to going it alone. Through a partnering agreement, TEAM America, as a Professional Employer Organization ("PEO"), joins with its Clients in the employment of its work force. The majority of responsibilities and administrative duties as an employer are shifted to TEAM America. As a result, its Clients are free to dedicate their time to growing their businesses and strengthening their products or services and profit potential.

-TEN YEARS IN THE FIELD OF                         - LARGEST PEO HEADQUARTERED
 PROFESSIONAL EMPLOYMENT                             IN OHIO
 PARTNERING
                                                   - APPROXIMATELY 3,600
- 1995 REVENUES OF $75 MILLION                       EMPLOYEES

- APPROXIMATELY 240 CLIENTS                        - A STAFF OF 50 PROFESSIONALS
                                                     MANY OF WHICH ARE DEGREED
- FOCUS ON PROVIDING A BROAD                         AND CERTIFIED
  RANGE OF HUMAN RESOURCE       [GRAPHIC MATERIAL
  SERVICES TO SMALL AND                 OMITTED*]  - LESS THAN 1% MARKET
  MEDIUM SIZED BUSINESSES                            PENETRATION IN OHIO

- CLIENTS ARE SELECTED AFTER A
  PERFORMANCE OF A RISK
  MANAGEMENT ASSESSMENT


    * The omitted graphic material is a pictorial representation of the basic relationship among a PEO, client and worksite employee. Such pictorial representation consists of a triangle with a star located at each of the three points thereof in which appears one of the following three words: "client", "PEO" or "Employee." The words "At-Will Employment Agreement" appear in the center of the triangle and the words "Partnering Agreement" appear above the line connecting the "Client" star with the "PEO" star.

                                                                                   NET INCOME
                                                    REVENUES        EXPENSES           IN
                           YEAR                    IN MILLIONS     IN MILLIONS      MILLIONS
          ---------------------------------------  -----------     -----------     ----------
          1993...................................    $ 41.25         $ 40.49         $ 0.76
          1994...................................      56.07           55.80           0.27
          1995...................................      74.92           74.63           0.29

     See "Risk Factors," "Selected Consolidated Financial and Statistical Data," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company intends to furnish its shareholders with annual reports containing financial statements audited by the Company's independent accountants and quarterly reports for the first three quarters of each year containing unaudited interim financial information.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON SHARES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information presented in this Prospectus assumes no exercise of the Underwriters' over-allotment option and has been adjusted to reflect the 184-to-1 split of the Common Shares prior to the Offering and certain other changes in the Company's capital stock effected prior to the issuance and delivery of the Common Shares offered hereby. See "Description of Capital Stock." Unless the context otherwise requires, references in this Prospectus to "TEAM America" and the "Company" refer to TEAM America Corporation and its consolidated subsidiaries. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain of the factors set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     The Company believes it is the largest professional employer organization ("PEO") headquartered in Ohio and one of the oldest PEOs in the United States, having been founded in 1986. The Company provides, through "partnering" agreements, comprehensive and integrated human resource management services to small and medium-sized businesses, thereby allowing such businesses to outsource their human resource responsibilities. The Company offers a broad range of services including human resource administration, regulatory compliance management, employee benefits administration, risk management services and employer liability protection, payroll and payroll tax administration, and placement services. The Company provides such services by establishing an employment relationship with the worksite employees of its clients, contractually assuming substantial employer responsibilities with respect to worksite employees, and instructing its clients regarding employment practices. While the Company becomes the legal employer for most purposes, the client remains in operational control of its business. As of September 30, 1996, the Company provided professional employer services to approximately 240 clients and approximately 3,600 worksite employees, substantially all of whom were located in the midwestern United States, principally Ohio.

     The Company's services provide substantial benefits to both the client and its worksite employees. The Company believes its services assist business owners by (i) permitting the managers of the client to concentrate on the client's core business as a result of the reduced time and effort that they are required to spend dealing with complex human resource, legal and regulatory compliance issues and employee administration, and (ii) managing escalating costs associated with unemployment, workers' compensation, health insurance coverage, worksite safety programs and employee-related litigation. The Company also believes that its worksite employees benefit from their relationship with the Company by having access to better, more affordable benefits, enhanced benefit portability, improved worksite safety and employment stability.

     The PEO industry is still in its infancy, having begun to evolve in the early 1980s as the result of the growing demand from small and medium-sized businesses for an outsourcing solution to the increasing human resource, legal and regulatory complexities and costs of being an employer. In recent years, the PEO industry has experienced significant growth as evidenced by industry estimates that PEO industry gross revenues during the period from 1991 to 1995 increased from $5.0 billion to $13.8 billion, representing an increase of $8.8 billion, or a compound annual growth rate of approximately 29%. Based upon such estimates, the PEO industry is one of the fastest growing industries within the domestic service sector. The PEO industry is highly fragmented, with in excess of 2,000 companies currently providing PEO services, mostly in a single market or region.

     With respect to the Ohio market, according to the U.S. Department of Commerce, there were approximately 36,400 businesses in Ohio with more than 20 and fewer than 500 employees in 1993. These businesses employed 2.3 million employees and had aggregate payrolls of approximately $53.3 billion. Based upon these figures, the Company has achieved a market penetration rate in Ohio of less than 1.0%.

     The Company believes that there are further opportunities for growth in the PEO industry as a result of the increasing trend of businesses to outsource non-core activities and functions, the low market penetration of the PEO industry, and the expanding number of small businesses in the United States. The Company also believes that growing human resource, legal and regulatory complexities and the need to invest significant capital in service delivery infrastructures and management information systems should lead to significant consolidation opportunities in the PEO industry.

                                GROWTH STRATEGY

     The Company intends to further strengthen its position in Ohio and other midwestern United States markets by pursuing the following business strategies:

     - DELIVER HIGH-QUALITY SERVICES AND EXPAND CLIENT BASE. The Company intends to continue to focus on providing high-quality, value-added services as a means to differentiate itself from competitors. The Company believes that its strategy of emphasizing the quality and breadth of its services results in lower client turnover and more consistent growth and profits than the strategy of certain PEOs which compete by offering comparatively low-cost coverage or limited services.

     - INCREASE PENETRATION OF EXISTING MARKETS. The Company believes that additional market penetration in established markets offers significant growth potential. The Company also believes that increasing its penetration in existing markets will allow the Company to leverage its current economies of scale, thereby increasing its cost effectiveness and profit margins.

     - EXPAND THROUGH ACQUISITIONS. The Company intends to expand in its current markets in the midwestern United States and possibly to enter selected new markets by acquiring established high-quality PEOs in order to provide a platform for future regional consolidation. The Company has identified certain fundamental attributes which characterize attractive markets such as (i) proximity to a major metropolitan area, (ii) regulatory receptivity to PEOs,
(iii) prior successful introduction of the PEO concept, (iv) favorable economic conditions, and (v) a high concentration of small to medium-sized businesses.

     - DEVELOP PROPRIETARY INFORMATION SYSTEMS. The Company will continue to develop its proprietary information systems which will enable the Company to integrate all aspects of the administration of payroll, human resources and employee benefits, thereby providing a significant competitive advantage in managing costs and delivering a full range of high-quality services.

     - TARGET SELECTED CLIENTS IN GROWTH INDUSTRIES. The Company attempts to target, and tailors its services to meet the needs of, businesses with between 20 and 500 employees in industries which the Company believes have the potential for significant growth. As of September 30, 1996, approximately 19% of the Company's clients fell within its target market of businesses with 20 to 500 employees and the remaining 81% of the Company's clients each had less than 20 employees. As of September 30, 1996, the Company's clients had an average of approximately 15 worksite employees, compared to the 1995 industry-wide average of 16 worksite employees.

                                  RISK FACTORS

     An investment in the Common Shares involves certain risks associated with the PEO industry, the Company's business and its growth strategy, and the nature of the Common Shares, including, without limitation, the following: (i) the Company's operations are affected by numerous federal, state and local laws and regulations relating to labor, tax, insurance and employment matters with respect to which various interpretive issues concerning the application of such laws and regulations to PEOs have arisen and remain unsettled, and the unfavorable resolution of these unsettled issues, the broader application to PEOs of other existing laws or the enactment of new laws and regulations with respect to the Company's activities could have a material adverse effect on the Company's business, financial condition, results of operations and liquidity;
(ii) the conclusions of the Technical Advice Memorandum requested by the Internal Revenue Service ("IRS") regarding whether or not the Company is the employer for benefit plan purposes could result in the loss of qualified status of the Company's 401(k) plan and cafeteria plan, which could materially adversely affect the Company's financial condition and results of operations; (iii) a significant portion of the Company's revenues will be subject to economic and regulatory factors specific to Ohio because of the high concentration of the Company's business in Ohio; (iv) the loss of the services of certain key individuals could have a material adverse impact on the Company's business and prospects; (v) the Company and the PEO industry have grown rapidly over the past several years, but there can be no assurance that the Company will continue to be able to grow profitably; (vi) the Company may incur losses as a result of an insolvent client's failure to pay the Company after the Company has paid direct costs with respect to worksite employees; and (vii) the Company may be found to be liable for the torts and other illegal acts of its clients and worksite employees.

     For a fuller discussion of these and other risk factors affecting the PEO industry and the Company and its business, see "Risk Factors."

                                  THE OFFERING

Common Shares offered........................     1,250,000
Common Shares to be outstanding after the
  Offering...................................     3,335,088(1)
Use of proceeds..............................     For general corporate purposes, including
                                                  capital expenditures and working capital. The
                                                  Company may use a portion of the net proceeds
                                                  to expand the Company's client base in new or
                                                  existing markets through acquisitions of PEOs
                                                  as opportunities arise. See "Use of
                                                  Proceeds."
Proposed Nasdaq National Market Symbol.......     TMAM

---------------
(1) Excludes 350,000 Common Shares reserved for issuance under the Company's Incentive Stock Plan. See "Management -- Incentive Stock Plan." If the Underwriters' over-allotment is exercised in full, then the Company will have 3,422,588 Common Shares outstanding upon consummation of the Offering. See "Shares Eligible For Future Sale."

              SUMMARY CONSOLIDATED FINANCIAL AND STATISTICAL DATA
             (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)

                                                                   EIGHT MONTH
                                                 YEAR ENDED        TRANSITION                                   NINE MONTHS ENDED
                                                  APRIL 30,       PERIOD ENDED      YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                              -----------------   DECEMBER 31,    ---------------------------   -----------------
                                               1991      1992        1992(1)       1993      1994      1995      1995      1996
                                              -------   -------   -------------   -------   -------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
Revenues....................................  $22,386   $30,862      $23,708      $41,252   $56,070   $74,921   $55,020   $69,572
Direct costs:
  Salaries and wages........................   19,239    27,356       19,859       34,555    47,602    63,502    46,451    59,018
  Payroll taxes, workers' compensation
    premiums, employee benefits and other...    2,002     2,036        2,290        4,018     5,578     7,594     5,860     6,788
                                              -------   -------      -------      -------   -------   -------   -------   -------
Gross profit................................    1,145     1,470        1,559        2,679     2,890     3,825     2,709     3,766
Total operating expenses....................    1,880     1,724        1,257        2,045     2,401     3,168     2,146     2,977
                                              -------   -------      -------      -------   -------   -------   -------   -------
Operating income (loss).....................     (735)     (254)         302          634       489       657       563       789
Other income (expenses), net................      (89)       21          (41)         (47)      (37)     (120)      (80)       (3)
                                              -------   -------      -------      -------   -------   -------   -------   -------
Income (loss) before taxes..................     (824)     (233)         261          587       452       537       483       786
Net income (loss)...........................  $  (824)  $  (233)     $   243      $   759   $   270   $   290   $   261   $   456
Earnings (loss) per common and common
  equivalent shares(2)......................   $(0.68)   $(0.20)       $0.21        $0.46     $0.14     $0.14     $0.12     $0.22
Weighted average shares outstanding(2)......    1,207     1,165        1,160        1,669     1,920     2,130     2,141     2,089
STATISTICAL DATA:
Average gross payroll per employee..........        *         *            *            *   $18,419   $21,566   $16,076   $17,541
Worksite employees at period end(3).........        *         *            *        2,421     2,748     3,141     3,031     3,588
Clients at period end(4)....................        *         *            *          144       168       184       172       239
Average number of worksite employees per
  client at period end......................        *         *            *         16.8      16.4      17.1      17.6      15.0
Gross profit margin(5)......................      5.1%      4.8%         6.6%         6.5%      5.2%      5.1%      4.9%      5.4%

                                                                                              SEPTEMBER 30, 1996
                                                                                           -------------------------
                                                                                           ACTUAL     AS ADJUSTED(6)
                                                                                           ------     --------------
BALANCE SHEET DATA:
Working capital..........................................................................  $  104        $ 13,592
Total assets.............................................................................   5,662          19,149
Long-term obligations and redeemable preferred stock.....................................     410             390
Total shareholders' equity...............................................................     666          14,153

---------------
 *  Data not available for period indicated.

(1) Effective as of May 1, 1992, the Company changed its fiscal year end from April 30 to December 31.

(2) See Note 2 of the Notes to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

(3) Represents the number of active employees as of the last business day of the period.

(4) Represents the number of active clients as of the last business day of the period.

(5) For a discussion of gross profit margin, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(6) Adjusted to reflect the sale of 1,250,000 Common Shares by the Company pursuant to the Offering and the application of the net proceeds from the Offering as described in "Use of Proceeds."

                                  THE COMPANY

     TEAM America Corporation was founded in 1986 and incorporated in Ohio in 1987. The word "TEAM" in the Company's name stands for "Total Employee Administrative Management." Each subsidiary (or "Team") of the Company employs worksite employees from a different industry group category, such as services and commercial, manufacturing or professional. The Company believes that this organizational structure insulates to some degree the liability exposure of the Company and its other subsidiaries from claims asserted against a particular subsidiary, thereby providing the Company's clients with greater security and cost savings. The Company's corporate headquarters are located at 110 E. Wilson Bridge Road, Worthington, Ohio 43085, and its telephone number is (614) 848-3995.

                                  RISK FACTORS

     Prospective investors should consider carefully the factors set forth below, as well as the other information provided elsewhere in this Prospectus, in evaluating an investment in the Common Shares of the Company.

POTENTIAL FOR UNFAVORABLE GOVERNMENT REGULATIONS

     The Company's operations are affected by numerous federal, state and local laws and regulations relating to labor, tax, insurance and employment matters. By entering into an employment relationship with employees who work at client locations ("worksite employees"), the Company assumes certain obligations and responsibilities of an employer under these laws. Because many of the laws related to the employment relationship were enacted prior to the development of alternative employment arrangements, such as those provided by professional employer organizations and other staffing businesses, many of these laws do not specifically address the obligations and responsibilities of non-traditional employers. Interpretive issues concerning such relationships have arisen and remain unsettled. Uncertainties arising under the Internal Revenue Code of 1986, as amended (the "Code"), include, but are not limited to, the qualified tax status and favorable tax status of certain benefit plans provided by the Company and other alternative employers. The unfavorable resolution of these unsettled issues could have a material adverse effect on the Company's results of operations and financial condition.

     The application of many laws to the Company's PEO services will depend on whether the Company is considered an employer under the relevant statutes and regulations. The common law test of the employment relationship is generally used to determine employer status for benefit plan purposes under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Code, the workers' compensation laws of many states and various state unemployment laws. This common law test involves an examination of approximately 20 factors to ascertain whether an employment relationship exists between a worker and a purported employer. Substantial weight is typically given to the question of whether the purported employer has the right to direct and control the details of an individual's work. For a discussion of certain of these factors, see "Industry Regulation -- Overview." By contrast, certain statutes such as those relating to PEO licensing and federal income tax withholding use differing or more expansive definitions of employer. In addition, from time to time, there have been proposals to enact a statutory definition of employer for other purposes of the Code.

     While many states do not explicitly regulate PEOs, approximately one-third of the states have enacted laws (not including Ohio) that have licensing or registration requirements for PEOs, and several additional states, including Ohio, are considering such laws. Such laws vary from state to state but generally provide for the monitoring of the fiscal responsibility of PEOs and specify the employer responsibilities assumed by PEOs. There can be no assurance that the Company will be able to comply with any such regulations which may be imposed upon it in the future, and the inability of the Company to comply with any such regulations could have a material adverse effect on the Company's results of operations and financial condition. See "Industry Regulation."

     In addition, there can be no assurance that existing laws and regulations which are not currently applicable to the Company will not be interpreted more broadly in the future so as to apply to the Company's existing activities or that new laws and regulations will not be enacted with respect to the Company's activities, either of which could have a material adverse effect on the Company's business, financial condition, results of operations and liquidity. See "Industry Regulation."

RISK OF LOSS OF QUALIFIED STATUS FOR CERTAIN TAX PURPOSES

     Representatives of the IRS have publicly stated that the IRS is conducting a Market Segment Study of the PEO industry, focusing on selected PEOs (not including the Company), in order to examine the relationships among PEOs, worksite employees and owners of client companies. The Company has limited knowledge of the nature, scope and status of the Market Segment Study because it is not a part thereof and the IRS has not publicly released any information regarding the study to date. In addition, the Company's 401(k) plan was audited for the year ended December 31, 1992, and as part of that audit, the IRS regional office has asked the IRS national office to issue a Technical Advice Memorandum ("TAM") regarding whether or not the Company is the employer for benefit plan purposes. The Company has stated its position in a filing with the IRS that it is the employer for benefit plan purposes. If the IRS concludes that PEOs are not "employers" of certain worksite employees for purposes of the Code as a result of either the Market Segment Study or the TAM, then the tax qualified status of the Company's 401(k) plan could be revoked and its cafeteria plan may lose its favorable tax status. The loss of qualified status for the 401(k) plan and the cafeteria plan could increase the Company's administrative expenses, increase client dissatisfaction and adversely affect the ability of the Company to attract and retain clients and worksite employees, and, thereby, materially adversely affect the Company's financial condition and results of operations. The Company is unable to predict the timing or nature of the findings of the Market Segment Study Group, the timing or conclusions of the TAM, and the ultimate outcome of such conclusions or findings. The Company is also unable to predict the impact which the foregoing could have on the Company's administrative expenses, and whether the Company's resulting liability exposure, if any, will relate to past or future operations. Accordingly, the Company is unable to make a meaningful estimate of the amount, if any, of such liability exposure. See "Industry Regulation -- PEO Services (Employee Benefit Plans)."

OHIO MARKET CONCENTRATION

     Clients in Ohio accounted for approximately 91% of the Company's revenues for 1995. Accordingly, a significant portion of the Company's revenues will be subject to economic and regulatory factors specific to such geographic market. While the Company believes that market expansion into other geographic markets will eventually lessen or eliminate this risk, there can be no assurance that the Company will be able to duplicate in other markets the revenue growth and operating results experienced in its Ohio market. See "Business -- Growth Strategy."

DEPENDENCE UPON KEY PERSONNEL

     The Company is dependent to a substantial extent upon the continuing efforts and abilities of Richard C. Schilg, the Company's founder, Chairman of the Board, President and Chief Executive Officer, and Kevin T. Costello, the Company's Senior Vice President and Chief Operating Officer. At the completion of the Offering, the Company will enter into employment agreements with Mr. Schilg and Mr. Costello. See "Management -- Employment Agreements." The loss of the services of Messrs. Schilg or Costello could have a material adverse effect upon the Company's financial condition and results of operations. The Company maintains key-man life insurance policies on the lives of Messrs. Schilg and Costello. See "Management -- Key-Man Life Insurance."

FAILURE TO MANAGE GROWTH AND RISKS RELATED TO GROWTH THROUGH ACQUISITIONS

     The Company intends to continue its internal growth and to pursue an acquisition strategy. Such growth may place a significant strain on the Company's management, financial, operating and technical resources. The Company has limited acquisition experience, and growth through acquisition involves substantial risks, including the risk of improper valuation of the acquired business and the risks inherent in integrating such businesses with the Company's operations. There can be no assurance that suitable acquisition candidates will be available, that the Company will be able to acquire or profitably manage such additional companies, or that future acquisitions will produce returns that justify the investment or that are comparable to the Company's past returns. In addition, the Company may compete for acquisition and expansion opportunities with companies that have significantly greater resources than the Company. There can be no assurance that management skills and systems currently in place will be adequate to implement the Company's strategy of growth through acquisitions and by increased market penetration in Ohio and its other existing markets, and the failure to manage growth effectively, or to implement its strategy, could have a material adverse effect on the Company's results of operations and financial condition. The Company has experienced significant internal growth since its inception; however, there can be no assurance that the Company will be able to sustain its past growth rate. There also can be no assurance that the PEO industry as a whole will be able to sustain the growth rate it has experienced in recent years. See "Business -- Growth Strategy."

RISKS ASSOCIATED WITH EXPANSION INTO ADDITIONAL STATES

     The Company operates primarily in Ohio, and to a significantly lesser extent in Michigan, Illinois, Indiana and Florida. In the event that the Company determines to offer its services to prospective clients in a state in which the Company has not previously operated, the Company, in order to operate effectively in such new state, will have to obtain all necessary regulatory approvals, achieve acceptance in the local market, and adapt its procedures to the state's regulatory requirements and local market conditions. The length of time required to obtain regulatory approval to begin operations will vary from state to state, and there can be no assurance that the Company will be able to satisfy licensing requirements or other applicable regulations of any particular state in which it is not currently operating, that it will be able to provide the full range of services currently offered in its existing markets, or that it will be able to operate profitably within the regulatory environment of any state in which it does obtain regulatory approval. The absence of required licenses would require the Company to restrict the services it offers. See "Industry Regulation." Moreover, as the Company expands into additional states, there can be no assurance that the Company will be able to duplicate in other markets the revenue growth and operating results experienced in its Ohio market.

RISK OF LOSS FROM CLIENT NONPAYMENT OF DIRECT COSTS

     For work performed prior to the termination of a client agreement, the Company may be obligated, as an employer, to pay the gross salaries and wages of the client's worksite employees and the related employment taxes and workers' compensation costs, whether or not the Company's client pays the Company on a timely basis or at all. To the extent that any client experiences financial difficulty, or is otherwise unable to meet its obligations as they become due, the Company's financial condition and results of operations could be adversely affected. The Company attempts to minimize its credit risk by investigating and monitoring the credit history and financial strength of its clients and by generally requiring payments to be made by wire transfer, immediately available funds or Automated Clearing House ("ACH") transfer. With respect to ACH transfers, the Company is obligated to pay the client worksite employees if there are insufficient funds in the client's bank account on the payroll date. The Company's policy, however, is only to permit clients with a proven credit history with the Company to pay by ACH transfer. In addition, in the event of nonpayment by a client, the Company has the ability to terminate immediately its contract with the client. The Company also protects itself by obtaining unconditional personal guaranties from the owners of each client and/or a cash security deposit, bank line of credit or pledge of certificates of deposit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Although the Company historically has not incurred significant bad debt expense, in each payroll, period the Company has a nominal number of clients who fail to make timely payment prior to the Company's delivery of the payroll. The Company's bad debt expense for the years ended December 31, 1995, 1994 and 1993 was $35,653, $40,773 and $12,522, respectively, however, there can be no assurance that the Company's bad debt expense will not increase in the future.

RISK OF LOSS FROM INCREASED WORKERS' COMPENSATION AND UNEMPLOYMENT COSTS

     The Company pays premiums into the Ohio Bureau of Workers' Compensation state fund with respect to its worksite employees located in Ohio and maintains workers' compensation insurance, generally with a private insurance company, for its worksite employees located outside of Ohio. The Company's worksite employees currently work in approximately 30 states, resulting in the payment by the Company of unemployment taxes in such states. The Company does not generally bill its clients for its actual workers' compensation and unemployment costs, but rather bills its clients for such costs at rates which vary by client based upon the client's claims and rate history. The amount billed is intended (i) to cover payments made by the Company for insurance premiums and unemployment taxes, the Company's cost of contesting workers' compensation and unemployment claims, and other related administrative costs and (ii) to compensate the Company for providing such services.

     The Company's workers' compensation and unemployment costs could increase as a result of many factors, including increases in the rates charged by the applicable states and private insurance companies and changes in the applicable laws and regulations. Although the Company believes that historically it has profited from such services, the Company's results of operations and financial condition could be materially adversely affected in the event that the Company's actual workers' compensation and unemployment costs exceed those billed to its clients. The Company believes that this risk is mitigated by the fact that its standard client agreement provides that the Company, at its discretion, may adjust the amount billed to the client to reflect changes in the Company's direct costs, including, without limitation, statutory increases in employment taxes and insurance. Any such adjustment which relates to changes in direct costs is effective as of the date of the changes and all other changes require thirty days' prior notice. Such a rate increase, however, might result in increased client dissatisfaction, which could adversely affect the ability of the Company to attract and retain clients and worksite employees, and, thereby, materially adversely affect the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Overview."

SHORT TERM NATURE OF CLIENT AGREEMENTS

     The Company's standard client agreement provides for successive one-year terms, subject to termination by the Company or the client at any time upon 30 days' prior written notice. A significant number of terminations by clients could have a material adverse effect on the Company's financial condition, results of operations and liquidity. See "Business -- Clients."

LIABILITIES FOR CLIENT AND EMPLOYEE ACTIONS

     A number of legal issues remain unresolved with respect to the relationship among PEOs, their clients and worksite employees, including questions concerning the ultimate liability for violations of employment and discrimination laws. See "Industry Regulation." The Company's client agreement establishes a contractual division of responsibilities between the Company and each client for various human resource matters, including compliance with and liability under various governmental laws and regulations. However, the Company may be subject to liability for violations of these or other laws despite these contractual provisions even if it does not participate in such violations. Although such client agreements generally provide that the client indemnify the Company for any liability attributable to the client's failure to comply with its contractual obligations and the requirements imposed by law, the Company may not be able to collect on such a contractual indemnification claim and thus may be responsible for satisfying such liabilities. See "Risk Factors -- Risk of Loss from Client Nonpayment of Direct Costs" and "Business -- Clients." In addition, worksite employees may be deemed to be agents of the Company, subjecting the Company to liability for the actions of such worksite employees. The Company attempts to mitigate this risk by maintaining employment practices liability insurance; however, there can be no assurance that such insurance will be available to the Company in the future on satisfactory terms, if at all, or if available, will be sufficient. See "Risk Factors -- Potential Legal Liability; Insurance."

POTENTIAL LEGAL LIABILITY; INSURANCE

     As an employer, the Company from time to time may be subject in the ordinary course of its business to a wide variety of employment-related claims such as claims for injuries, wrongful death, harassment, discrimination, wage and hours violations and other matters. Although the Company carries $2 million of general liability insurance and employment practices liability insurance in the amount of $1 million per occurrence with a $100,000 deductible and 95%/5% coinsurance, there can be no assurance that any such insurance carried by the Company or its providers will be sufficient to cover any judgments, settlements or costs relating to any present or future claims, suits or complaints or that sufficient insurance will be available to the Company or such providers in the future on satisfactory terms, if at all. If the insurance carried by the Company or its providers is not sufficient to cover any judgments, settlements or costs relating to any present or future claims, suits or complaints, then the Company's business and financial condition could be materially adversely affected.

COMPETITION AND NEW MARKET ENTRANTS

     The PEO industry is highly fragmented, with in excess of 2,000 companies providing PEO services in 1995 according to the National Association of Professional Employer Organizations ("NAPEO"). The Company encounters competition from other PEOs and from single-service and "fee-for-service" companies such as payroll processing firms, insurance companies and human resource consultants. The Company may encounter substantial competition from new market entrants. Some of the Company's current and future competitors may be significantly larger, have greater name recognition and have greater financial, marketing and other resources than the Company. There can be no assurance that the Company will be able to compete effectively against such competitors in the future. See "Business -- Competition."

MANAGEMENT DISCRETION REGARDING NET PROCEEDS OF THE OFFERING

     The Company has not yet allocated any of the net proceeds of the Offering to specific uses. Management will have broad discretion as to the application of the Offering proceeds. Pending the Company's use of such proceeds for general corporate purposes and possible acquisitions, the net proceeds of the Offering will be invested in high-quality, short-term, interest-bearing, investment-grade debt securities, certificates of deposit or direct or guaranteed obligations of the United States. It is possible that the return on such investments will be less than that which would be realized were the Company immediately to use such funds for other purposes. See "Use of Proceeds."

CONTROL BY PRINCIPAL SHAREHOLDERS

     After the Offering, Richard C. Schilg, the Company's Chairman of the Board, President and Chief Executive Officer, and Kevin T. Costello, the Company's Senior Vice President and Chief Operating Officer, will beneficially own an aggregate of 1,181,464 and 423,200 Common Shares, respectively, together constituting approximately 48.1% of the outstanding Common Shares (44.0% if the Underwriters' over-allotment option is exercised in full). Accordingly, such persons will be in a position to effectively control the management and policies of the Company in general, and to determine the outcome of any corporate transaction or other matter submitted to the Company's shareholders for approval, including the election of directors, mergers, acquisitions, consolidations or the sale of substantially all of the Company's assets. See "Principal and Selling Shareholders."

ABSENCE OF PRIOR TRADING MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Shares. Although the Company has applied to have the Common Shares approved for quotation on the Nasdaq National Market, there can be no assurance that an active trading market will develop for the Common Shares or, if one does develop, that it will be maintained. The initial public offering price of the Common Shares will be negotiated between the Company and the representatives of the Underwriters and may not be indicative of the market price of the Common Shares after the Offering. See "Underwriting." The market price of the Common Shares could be highly volatile, fluctuating in response to factors such as changes in the economy or the financial markets, variations in the Company's operating results, failure to achieve earnings consistent with analysts' estimates, announcements of new services or market expansions by the Company or its competitors, and developments relating to regulatory or other issues affecting the PEO industry. In addition, the Nasdaq National Market generally has experienced and is likely in the future to experience significant price and volume fluctuations which could adversely affect the market price of the Company's Common Shares without regard to the Company's operating performance.

QUARTERLY FLUCTUATIONS IN OPERATING RESULTS

     Historically, the Company's quarterly operating results have fluctuated significantly as a result of a number of factors, including the timing and number of new client agreements and terminations thereof and the timing and amount of executive bonuses, none of which can be predicted with any degree of certainty. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations."

POTENTIAL FOR UNFAVORABLE RESOLUTION OF DISPUTE WITH FLORIDA DEPARTMENT OF INSURANCE

     In July 1996, the Company's Florida subsidiary received an assessment from the Florida Department of Insurance for workers' compensation premiums in the amount of $275,000 relating to its involvement in prior years with an insolvent insurance pool in which the subsidiary participated. The subsidiary is currently attempting to negotiate a settlement with the Florida authorities for a lesser amount. As of September 30, 1996, the Company recorded a reserve of $75,000 with respect to the assessment based upon its discussion with the Florida regulators; however, there can be no assurance that the Company's actual liability will not exceed such amount. The Company is not a participant in any other self-insurance insurance pool and in Ohio is covered by the mandated state workers' compensation fund. The Company could incur losses, however, in the event of the insolvency of a private insurance company through which it has obtained workers' compensation coverage with respect to its worksite employees located in other states. See "Risk Factors -- Risk of Loss from Increased Workers' Compensation and Unemployment Costs."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of the Common Shares in the public market following the Offering could have an adverse effect on prevailing market prices of the Common Shares. Immediately after the Offering, the 1,250,000 shares (1,437,500 shares if the Underwriters' over-allotment option is exercised in full) offered hereby will be freely tradeable without restriction, and 426,328 additional shares will be eligible for sale in the public market pursuant to Rule 144(k) under the Securities Act. An additional 1,493,160 shares (1,443,160 shares if the Underwriters' over-allotment option is exercised in full) will be available for sale under Rule 144 (subject to certain volume and other limitations prescribed by Rule 144 and the lock-up arrangements with the Underwriters hereinafter described) commencing 90 days after the Offering, and the balance of 165,600 shares (115,600 shares if the Underwriters' over-allotment option is exercised in full) will become so eligible in October 1998. However, all of the Company's directors and executive officers who, upon the completion of the Offering, will beneficially own an aggregate of approximately 1,658,760 Common Shares (1,558,760 Common Shares if the Underwriters' over-allotment option is exercised in full), have agreed with the Underwriters not to sell any of their shares for a period of 180 days from the date of this Prospectus without the prior consent of the Representatives; provided, however, that the Company may issue and sell up to 350,000 Common Shares pursuant to the Incentive Stock Plan in effect on the date of this Prospectus. See "Shares Eligible For Future Sale."

DIVIDEND POLICY

     The Company presently intends to retain its earnings to finance the growth and development of its business and does not expect to pay any cash dividends in the foreseeable future. See "Dividend Policy."

ANTI-TAKEOVER EFFECT

     Certain provisions of the Company's Amended Articles of Incorporation and Amended Code of Regulations and of the Ohio Revised Code, together or separately, could discourage potential acquisition proposals, delay or prevent a change in control of the Company and limit the price that certain investors might be willing to pay in the future for the Common shares. Among other things, these provisions (i) require certain supermajority votes; (ii) establish certain advance notice procedures for nomination of candidates for election as directors and for shareholders proposals to be considered at shareholders' meetings; and (iii) divide the Board of Directors into two classes of directors serving staggered two-year terms.

     Pursuant to the Company's Amended Articles of Incorporation, upon the closing of the Offering, the Board of Directors of the Company will have authority to issue up to 1,000,000 preferred shares without further shareholder approval. Such preferred shares could have dividend, liquidation, conversion, voting and other rights and privileges that are superior or senior to the Common Shares. Issuance of preferred shares could result in the dilution of the voting power of the Common Shares, adversely affect holders of the Common Shares in the event of liquidation of the Company or delay, defer or prevent a change in control of the Company. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Shares.

     In addition, Section 1701.831 of the Ohio Revised Code contains provisions that require shareholder approval of any proposed "control share acquisition" of any Ohio corporation at any of three ownership thresholds: 20%, 33 1/3% and 50%; and Chapter 1704 of the Ohio Revised Code contains provisions that restrict certain business combinations and other transactions between an Ohio corporation and interested shareholders. See "Description of Capital Stock."

SUBSTANTIAL DILUTION

     Purchasers of the Common Shares offered hereby will experience immediate and substantial dilution in the net tangible book value of their shares. See "Dilution."

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FINANCING

     The Company currently anticipates that its available cash resources combined with the net proceeds of the Offering and funds from operations will be sufficient to meet its presently anticipated working capital and capital expenditures requirements both for the short-term and through at least the end of 1997. The Company may need to raise additional funds through public or private debt or equity financing in order to take advantage of unanticipated opportunities, including more rapid expansion or acquisitions or to respond to unanticipated competitive pressures. If additional funds are raised through the issuance of equity securities, then the percentage ownership of the then current shareholders of the Company may be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company's Common Shares. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, then the Company may not be able to take advantage of unanticipated opportunities, develop new or enhanced services or otherwise respond to unanticipated competitive pressures and the Company's business, operating results and financial condition could be materially adversely affected. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,250,000 Common Shares being offered by the Company hereby, after deducting estimated underwriting discounts and commissions and offering expenses, are estimated to be $13.5 million ($14.5 million if the Underwriters' over-allotment option is exercised in full).

     The Company has no specific plan for the use of the net proceeds of the Offering and intends to use the net proceeds of the Offering for general corporate purposes, including capital expenditures and working capital. The Company may use a portion of the net proceeds to expand the Company's client base in new or existing markets through acquisitions of PEOs as opportunities arise. See "Business -- Growth Strategy." The Company does not, however, currently have any understanding or arrangement regarding any potential acquisition. Pending such uses, the Company intends to invest the net proceeds of the Offering in high-quality, short-term, interest-bearing, investment-grade debt securities, certificates of deposit or direct or guaranteed obligations of the United States. See "Risk Factors -- Management Discretion Regarding Net Proceeds of the Offering." The principal reasons for the Offering are to enhance the Company's financial condition to (i) permit the Company to promptly take advantage of favorable acquisition opportunities, if any; and (ii) increase its financial flexibility.

     The Company may need additional debt or equity financing beyond the proceeds provided by the Offering to consummate significant future acquisitions. Although it is expected that additional financing will be derived from capital stock or debt issued by the Company in public or private transactions or from borrowings by the Company, there can be no assurance that financing for future acquisitions will be available on satisfactory terms. See "Risk
Factors -- Future Capital Needs; Uncertainty of Additional Financing."

     The Company will not receive any proceeds from the sale of Common Shares by the Selling Shareholders. See "Principal and Selling Shareholders."

                                DIVIDEND POLICY

     The Company has never paid any cash dividends to holders of its Common Shares and does not anticipate paying any cash dividends in the foreseeable future, but intends instead to retain any future earnings for reinvestment in its business. Any future determination as to the payment of dividends will be made at the discretion of the Board of Directors of the Company and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant. See "Risk Factors -- Dividend Policy."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at September 30, 1996 on an actual basis after giving effect to the transactions described under "Description of Capital Stock" and on an adjusted basis after giving effect to the transactions described under "Description of Capital Stock," the sale of the 1,250,000 Common Shares offered hereby and the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                                             SEPTEMBER 30, 1996
                                                                           ----------------------
                                                                           ACTUAL     AS ADJUSTED
                                                                           ------     -----------
                                                                           (DOLLARS IN THOUSANDS)
Long-term debt...........................................................  $   --       $    --
                                                                             ----       -------
Shareholders' equity:
  Voting preferred shares, no par value; 500,000 shares authorized, no
     shares issued.......................................................      --            --
  Nonvoting preferred shares, no par value; 500,000 shares authorized, no
     shares issued.......................................................      --            --
  Common shares, without par value;
     10,000,000 shares authorized; 2,228,976 shares issued, actual;
     3,478,976 shares issued, as adjusted(1).............................     315        13,802
  Retained earnings......................................................     461           461
  Less:
     Treasury shares -- at cost; 143,888 shares..........................     (26)          (26)
     Excess purchase price...............................................     (84)          (84)
                                                                             ----       -------
          Total shareholders' equity.....................................     666        14,153
                                                                             ----       -------
          Total capitalization...........................................  $  666       $14,153
                                                                             ====       =======

---------------

(1) Excludes 350,000 Common Shares reserved for issuance under the Company's Incentive Stock Plan. See "Management -- Incentive Stock Plan."

                                    DILUTION

     At September 30, 1996, the net tangible book value of the Company's Common Shares was $665,560, or $0.32 per share after giving effect to the 184-to-1 split of the Common Shares prior to the Offering. Net tangible book value per share is determined by dividing net tangible book value (tangible assets less liabilities and redeemable preferred shares) by the number of outstanding Common Shares. After giving effect to the sale of the Common Shares offered hereby and after deducting assumed underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value per Common Shares would have been $4.24. This represents an immediate increase in net tangible book value of $3.92 per Common Share to existing shareholders and an immediate dilution of $7.76 per Common Share to new investors in the Offering. The following table illustrates this dilution per share:

     Initial public offering price per share................................            $12.00
       Net tangible book value per share before the Offering................  $0.32
       Increase in net tangible book value per share attributable to new
          investors.........................................................   3.92
                                                                              -----
     Pro forma net tangible book value per share after the Offering.........              4.24
                                                                                        ------
     Dilution per share to new investors....................................            $ 7.76
                                                                                        ======

     If the Underwriters' over-allotment option is exercised in full, the increase in net tangible book value per share to existing shareholders will be $4.10 per share and the dilution per share to new investors will be $7.58. See "Risk Factors -- Substantial Dilution."

     Based on the same assumptions utilized in the table set forth above, the following table summarizes, on a pro forma basis as of September 30, 1996, the difference between the number of Common Shares purchased from the Company, the aggregate consideration paid and the average price per Common Share paid by existing shareholders and by new investors:

                                             SHARES PURCHASED      TOTAL CONSIDERATION
                                            ------------------     --------------------   AVERAGE PRICE
                                             NUMBER     PERCENT      AMOUNT      PERCENT    PER SHARE
                                            ---------   ------     -----------   ------   -------------
Existing Shareholders(1)(2)...............  2,085,088    62.52%    $   288,136     1.88%     $  0.14
New Investors(1)..........................  1,250,000    37.48      15,000,000    98.12      $ 12.00
                                            ---------   ------     -----------   ------
          Total...........................  3,335,088   100.00%    $15,288,136   100.00%
                                            =========   ======     ===========   ======

---------------

(1) If the Underwriters' over-allotment option is exercised in full, then the number of shares held by existing shareholders will be reduced to 1,985,088 shares, or 58.00% of the total number of Common Shares to be outstanding after the Offering, and the number of shares held by new investors will increase to 1,437,500 shares, or 42.00% of the total number of Common Shares to be outstanding after the Offering. See "Principal and Selling Shareholders."

(2) Excludes 350,000 Common Shares reserved for issuance under the Company's Incentive Stock Plan. See "Capitalization" and "Management -- Incentive Stock Plan."

              SELECTED CONSOLIDATED FINANCIAL AND STATISTICAL DATA

     The following selected historical consolidated financial data for the Company should be read in conjunction with the Company's Consolidated Financial Statements, including the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations data set forth below with respect to the years ended December 31, 1993, 1994, and 1995 and the balance sheet data as of December 31, 1994 and 1995 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this Prospectus. The balance sheet data as of December 31, 1993 is derived from audited consolidated financial statements not included herein. The statement of operations data for the years ended April 30, 1991 and 1992, the eight month transition period ended December 31, 1992 and the nine months ended September 30, 1995 and 1996 and the balance sheet data as of April 30, 1991 and 1992, December 31, 1992 and September 30, 1996 are unaudited. The unaudited results of operations for the nine months ended September 30, 1996 are not necessarily indicative of results expected for the full year.

                                                                                                        NINE MONTHS ENDED
                              YEAR ENDED APRIL        EIGHTH MONTH
                                     30,               TRANSITION           YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                              -----------------       PERIOD ENDED        ---------------------------   -----------------
                               1991      1992     DECEMBER 31, 1992(1)     1993      1994      1995      1995      1996
                              -------   -------   ---------------------   -------   -------   -------   -------   -------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)
STATEMENT OF OPERATIONS
  DATA:
Revenues....................  $22,386   $30,862          $23,708          $41,252   $56,070   $74,921   $55,020   $69,572
Direct costs:
  Salaries and wages........   19,239    27,356           19,859           34,555    47,602    63,502    46,451    59,018
  Payroll taxes, workers'
    compensation premiums,
    employee benefits and
    other...................    2,002     2,036            2,290            4,018     5,578     7,594     5,860     6,788
                              -------   -------          -------          -------   -------   -------   -------   -------
Gross profit................    1,145     1,470            1,559            2,679     2,890     3,825     2,709     3,766
Operating expenses:
  Administrative salaries,
    wages and employment
    taxes...................    1,203       983              730            1,284     1,428     2,013     1,397     1,879
  Other general and
    administrative
    expenses................      562       620              468              646       857       996       640       957
  Advertising...............       53        87               26               61        66       117        72        82
  Depreciation and
    amortization............       62        34               33               54        50        42        37        59
                              -------   -------          -------          -------   -------   -------   -------   -------
         Total operating
           expenses.........    1,880     1,724            1,257            2,045     2,401     3,168     2,146     2,977
                              -------   -------          -------          -------   -------   -------   -------   -------
Operating income (loss).....     (735)     (254)             302              634       489       657       563       789
Other income (expenses),
  net.......................      (89)       21              (41)             (47)      (37)     (120)      (80)       (3)
                              -------   -------          -------          -------   -------   -------   -------   -------
Income (loss) before
  taxes.....................     (824)     (233)             261              587       452       537       483       786
Income tax expense
  (benefit).................       --        --              109             (172)      182       247       222       330
Cumulative effect of change
  in accounting.............       --        --               91               --        --        --        --        --
                              -------   -------          -------          -------   -------   -------   -------   -------
Net income (loss)...........  $  (824)  $  (233)         $   243          $   759   $   270   $   290   $   261   $   456
                              =======   =======          =======          =======   =======   =======   =======   =======
Earnings (loss) per common
  and common equivalent
  shares(2).................  $ (0.68)  $ (0.20)         $  0.21          $  0.46   $  0.14   $  0.14   $  0.12   $  0.22
Weighted average shares
  outstanding(2)............    1,207     1,165            1,160            1,669     1,920     2,130     2,141     2,089
STATISTICAL DATA:
Average gross payroll per
  employee..................        *         *                *                *   $18,419   $21,566   $16,076   $17,541
Worksite employees at period
  end(3)....................        *         *                *            2,421     2,748     3,141     3,031     3,588
Clients at period end(4)....        *         *                *              144       168       184       172       239
Average number of worksite
  employees per client at
  period end................        *         *                *             16.8      16.4      17.1      17.6      15.0
Gross profit margin(5)......      5.1%      4.8%             6.6%             6.5%      5.2%      5.1%      4.9%      5.4%

                          (Balance sheet data and footnotes appear on next page)

                                             APRIL 30,                   DECEMBER 31,                  SEPTEMBER 30,
                                         -----------------   -------------------------------------   -----------------
                                          1991      1992      1992      1993      1994      1995      1995      1996
                                         -------   -------   -------   -------   -------   -------   -------   -------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)..............  $(1,341)  $(1,413)  $(1,346)  $  (583)  $  (263)  $   (73)  $  (167)  $   104
Total assets...........................    1,175     2,102     1,947     2,663     3,847     4,986     4,192     5,662
Long-term obligations and redeemable
  preferred stock......................       94       187       225       245       329       364       365       410
Total shareholders' equity (deficit)...   (1,203)   (1,409)   (1,163)     (405)     (105)      212       154       666

---------------
 *  Data not available for period indicated.

(1) Effective as of May 1, 1992, the Company changed its fiscal year end from April 30 to December 31.

(2) See Note 2 of the Notes to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

(3) Reflects the number of active employees as of the last business day of the period.

(4) Represents the number of active clients as of the last business day of the period.

(5) For a discussion of gross profit margin, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Pursuant to the provisions of its standard client agreement, the Company is the legal employer of the client's worksite employees for most purposes and has the right, among others, to hire, supervise, terminate and set the compensation of such worksite employees. The Company bills its clients on each payroll date for (i) the actual gross salaries and wages, related employment taxes and employee benefits of the Company's worksite employees, (ii) actual advertising costs associated with recruitment, (iii) workers' compensation and unemployment service fees and (iv) an administrative fee. In addition, each client must pay a one-time enrollment fee of $50.00 plus $10.00 per worksite employee.

     The Company's average annual administrative fee is approximately $1,000 per employee. Such fee is computed based upon either a fixed fee per worksite employee or an established percentage of gross salaries and wages (subject to a guaranteed minimum fee per worksite employee), which fixed fee or percentage is negotiated at the time the client agreement is executed. The Company's administrative fee varies by client based primarily upon the nature and size of the client's business and the Company's assessment of the costs and risks associated with the employment of the client's worksite employees. Accordingly, the Company's administrative fee income will fluctuate based on the number and gross salaries and wages of worksite employees and the mix of client fee arrangements and terms.

     The Company does not bill its clients for its actual workers' compensation and unemployment costs, but rather bills its clients for such costs at rates which vary by client based upon the client's claims and rate history. The amount billed is intended (i) to cover payments made by the Company for insurance premiums and unemployment taxes, the Company's cost of contesting workers' compensation and unemployment claims, and other related administrative costs and
(ii) to compensate the Company for providing such services. The Company has an incentive to minimize its workers' compensation and unemployment costs because the Company bears the risk that its actual costs will exceed those billed to its clients, and, conversely, the Company profits in the event that it effectively manages such costs. The Company believes that this risk is mitigated by the fact that its standard client agreement provides that the Company, at its discretion, may from time to time adjust the amount billed to the client to reflect changes in the Company's direct costs, including without limitation statutory increases in employment taxes and insurance. Any such adjustments which relates to changes in direct costs is effective as of the date of the changes and all other changes require thirty days' prior notice. See "Risk Factors -- Risk of Loss from Increased Workers' Compensation and Unemployment Costs."

     Consistent with PEO industry practice, the Company recognizes all amounts billed to its clients as revenue because the Company is at risk for the payment of its direct costs, whether or not the Company's clients pay the Company on a timely basis or at all. See "Risk Factors -- Risk of Loss From Client Nonpayment of Direct Costs." The Company also recognizes as revenue and as unbilled receivables, on an accrual basis, any such amounts which relate to services performed by worksite employees as of the end of the accounting period which have not yet been billed to the client because of timing differences between the day the Company's accounting period ends and its billing dates.

     The Company's primary direct costs are salaries and wages of worksite employees, federal and state employment taxes, workers' compensation premiums, employee benefits and other associated costs. The Company may significantly affect its gross profit margin by effectively managing its employment risks, including workers' compensation and state unemployment costs, as described below. The Company's risk management of the worksite includes policies and procedures designed to proactively prevent and control costs of lawsuits, fines, penalties, judgments, settlements and legal and professional fees. In addition, the Company controls benefit plan costs by attempting to prevent fraud and abuse. Other risk management programs of the Company include effectively processing workers' compensation and unemployment claims and aggressively contesting any suspicious or improper claims. The Company believes that such risk management efforts increase the profitability of the Company by reducing the Company's liability exposure and by increasing the value of the Company's services to its clients. See "Business -- Client Services."

     Workers' compensation costs include administrative costs and insurance premiums related to the Company's workers' compensation coverage. With respect to its worksite employees located in Ohio, the Company complies with Ohio workers' compensation law and pays premiums into the Ohio Bureau of Workers' Compensation state fund. With respect to its worksite employees located outside of Ohio, the Company maintains workers' compensation insurance generally with a private insurance company in accordance with the applicable laws of each state in which the Company has worksite employees. See "Industry Regulation -- Workers' Compensation." The cost of contesting workers' compensation claims is borne by the Company and is not passed through directly to the Company's clients.

     Worksite employees of the Company currently reside in approximately 30 states, resulting in the payment by the Company of unemployment taxes in each of such states. Such taxes are based on rates which vary from state to state. Employers are generally subject to established minimum rates, however, the aggregate rates payable by an employer are affected by the employer's claims history. The Company controls unemployment claims by aggressively contesting unfounded claims and placing worksite employees with other clients whenever possible.

     The Company's primary operating expenses are administrative personnel expenses, other general and administrative expenses, and advertising expenses. Administrative personnel expenses include compensation, fringe benefits and other personnel expenses related to internal administrative employees. Other general and administrative expenses include rent, insurance, general office expenses, legal and accounting fees and other operating expenses.

RESULTS OF OPERATIONS

     The following table sets forth for the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996 certain selected income statement data expressed as a percentage of revenues:

                                                               AS A PERCENT OF REVENUES
                                                     ---------------------------------------------
                                                                                     NINE MONTHS
                                                            YEAR ENDED                  ENDED
                                                           DECEMBER 31,             SEPTEMBER 30,
                                                     -------------------------     ---------------
                                                     1993      1994      1995      1995      1996
                                                     -----     -----     -----     -----     -----
Revenues...........................................  100.0%    100.0%    100.0%    100.0%    100.0%
Direct costs:
  Salaries and wages...............................   83.8      84.9      84.8      84.4      84.8
  Payroll taxes, workers' compensation premiums,
     employee benefits and other costs.............    9.7       9.9      10.1      10.7       9.8
                                                     -----     -----     -----     -----     -----
Gross profit.......................................    6.5       5.2       5.1       4.9       5.4
                                                     -----     -----     -----     -----     -----
Operating expenses:
  Administrative salaries, wages and employment
     taxes.........................................    3.1       2.6       2.6       2.5       2.7
  Other general and administrative.................    1.6       1.5       1.3       1.2       1.4
  Advertising......................................    0.2       0.1       0.2       0.1       0.1
  Depreciation and amortization....................    0.1       0.1       0.1       0.1       0.1
                                                     -----     -----     -----     -----     -----
          Total operating expenses.................    5.0       4.3       4.2       3.9       4.3
                                                     -----     -----     -----     -----     -----
Operating income...................................    1.5       0.9       0.9       1.0       1.1
Other income (expense), net........................   (0.1)     (0.1)     (0.2)     (0.1)     (0.0)
                                                     -----     -----     -----     -----     -----
Income before taxes................................    1.4       0.8       0.7       0.9       1.1
Provision for income taxes.........................   (0.4)      0.3       0.3       0.4       0.4
                                                     -----     -----     -----     -----     -----
Net income.........................................    1.8%      0.5%      0.4%      0.5%      0.7%
                                                     =====     =====     =====     =====     =====

  Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1995

     The Company's revenues were $69.6 million for the nine months ended September 30, 1996, compared to $55.0 million for the nine months ended September 30, 1995, representing an increase of $14.6 million, or 26.5%. This increase was primarily due to an increase in the number of clients and worksite employees. The Company had 239 clients and 3,588 worksite employees at September 30, 1996, compared to 172 clients and 3,031 worksite employees at September 30, 1995, representing an increase of 39.0% in the number of clients and an increase of 18.4% in the number of worksite employees.

     Salaries and wages of worksite employees were $59.0 million for the nine months ended September 30, 1996, compared to $46.5 million for the nine months ended September 30, 1995, representing an increase of $12.5 million, or 27.1%. Payroll taxes, workers' compensation premiums, employee benefits and other direct costs amounted to $6.8 million for the nine months ended September 30, 1996, compared to $5.9 million for the nine months ended September 30, 1995, representing an increase of $928,000, or 15.8%. Such expenses as a percentage of revenues for such nine month periods decreased from 10.7% to 9.8% due primarily to lower workers' compensation and unemployment expenses.

     Gross profit as a percentage of revenues in the nine months ended September 30, 1996 was 5.4%, compared to 4.9% for the nine months ended September 30, 1995, primarily as a result of lower workers' compensation and unemployment expenses. As part of the Company's risk management system, the Company has established programs designed to effectively process workers' compensation and unemployment claims and to aggressively contest any suspicious or improper claims. See "Business -- Client Services."

     Administrative salaries, wages and employment taxes were $1.9 million for the nine months ended September 30, 1996, compared to $1.4 million for the nine months ended September 30, 1995, representing an increase of $482,000, or 34.5%. Approximately $102,000 of such increase was due to the incurrence of $207,000 in executive officer bonus expense in the nine months ended September 30, 1996, compared to $105,000 in the nine months ended September 30, 1995. The amount and timing of such bonuses are subject to determination and approval by the Company's Board of Directors in its discretion. The remaining portion of the increase in administrative salaries, wages and employment taxes related primarily to the hiring of additional administrative personnel as a result of actual and anticipated increases in the number of clients and worksite employees. The increase in these costs as a percent of revenues from 2.5% to 2.7% was primarily attributable to the employment of additional personnel in order to sustain the growth of the Company. Other general and administrative costs increased to $957,000 from $640,000 primarily due to the general growth of the Company.

     The provision for income taxes decreased as a percentage of income before taxes to 42.0% for the nine months ended September 30, 1996, compared to 46.0% for the nine months ended September 30, 1995, due to the effect on the estimated calculation of greater pre-tax income in 1996.

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     The Company's revenues were $74.9 million for the year ended December 31, 1995, compared to $56.1 million for the year ended December 31, 1994, representing an increase of $18.8 million, or 33.6%. This increase was primarily due to an increase in the number of worksite employees. During the year ended December 31, 1995, the number of clients increased to 184 from 168, or 9.5%. During the year ended December 31, 1995, the number of worksite employees increased to 3,141 from 2,748, or 14.3%.

     Salaries and wages of worksite employees were $63.5 million for 1995, compared to $47.6 million for 1994, representing an increase of $15.9 million, or 33.4%. Payroll taxes, workers' compensation premiums, employee benefits and other direct costs amounted to $7.6 million in 1995, compared to $5.6 million in 1994, representing an increase of $2.0 million, or 36.1%. Such expenses as a percentage of revenues for the years ended December 31, 1995 and 1994 were comparable, at 9.9% and 10.1%, respectively.

     Gross profit as a percentage of revenues in 1995 and 1994 was nearly identical.

     Administrative salaries, wages and employment taxes were $2.0 million in 1995, compared to $1.4 million in 1994, representing an increase of $585,000, or 41.0%. This increase was primarily due to the hiring of additional administrative personnel as a result of actual and anticipated increases in the number of worksite employees. Other general and administrative costs increased to $996,000 from $857,000 primarily due to the general growth of the Company.

     The provision for income taxes increased as a percentage of income before taxes to 46.0% in 1995 from 40.2% in 1994 primarily due to the impact of tax accounting for nondeductible life insurance premiums. See Note 8 of the Notes to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

  Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

     The Company's revenues were $56.1 million for the year ended December 31, 1994, compared to $41.3 million for the year ended December 31, 1993, representing an increase of $14.8 million, or 35.9%. This increase was primarily due to an increase in the number of clients and worksite employees. During the year ended December 31, 1994, the number of the Company's clients increased to 168 from 144, or 16.7%. During the same period, the number of worksite employees increased to 2,748 from 2,421, or 13.5%.

     Salaries and wages of worksite employees were $47.6 million for 1994, compared to $34.6 million for 1993, representing an increase of $13.0 million, or 37.8%. Payroll taxes, workers' compensation premiums, employee benefits and other direct costs amounted to $5.6 million in 1994, compared to $4.0 million in 1993, representing an increase of $1.6 million, or 38.8%.

     Gross profit as a percentage of revenues in 1994 was 5.2%, compared to 6.5% in 1993. This difference was primarily attributable to a one-time benefit of approximately $318,000 realized by the Company in 1993 in connection with the conversion of the Company's health care plan from a self-insured plan to an insured plan. Such one-time benefit resulted from the assumption by the insurance carrier of liability for claims incurred but not reported. Approximately $220,000 of such benefit represented premiums collected in excess of claims paid and the remaining $98,000 resulted from the write-off of the year-end 1992 claims reserve which was no longer required after the conversion to the insured plan.

     Administrative salaries, wages and employment taxes were $1.4 million in 1994, compared to $1.3 million in 1993, representing an increase of $144,000, or 11.2%. This increase was primarily due to the hiring of additional administrative personnel as a result of increases in the number of clients and worksite employees. The significant reduction in these costs as a percent of revenues from 3.1% to 2.6% was primarily attributable to the ability of the Company to accommodate the increase in the number of clients and worksite employees without proportionately increasing the number of corporate employees. Other general and administrative costs increased to $857,000 from $646,000 primarily due to the general growth of the Company.

     The provision for income taxes as a percentage of income before taxes was 40.2% in 1994. There was an income tax benefit of $172,000 in 1993 due to the accounting for the benefit of a prior years' net operating loss carryforward.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents certain unaudited consolidated quarterly financial information for the eleven quarters ended September 30, 1996. In the opinion of the Company's management, this information has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this Prospectus and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the unaudited quarterly results set forth herein. The Company expects that it will continue to experience significant fluctuations in its quarterly operating results. In the past, these fluctuations have been caused by a variety of factors, including the timing and number of new client agreements and terminations thereof and the timing and amount of executive bonuses, none of which can be predicted with any degree of certainty. The Company's quarterly results have in the past been subject to fluctuations and, therefore, the operating results for any quarter or quarters are not necessarily indicative of results for any future period. See "Risk Factors -- Quarterly Fluctuations in Operating Results."

                                                                YEAR ENDED DECEMBER 31,
                      -----------------------------------------------------------------------------------------------------------
                                      1994                                    1995                               1996
                      -------------------------------------   -------------------------------------   ---------------------------
                        Q1        Q2        Q3        Q4        Q1        Q2        Q3        Q4        Q1        Q2        Q3
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues............  $11,054   $13,106   $15,802   $16,109   $17,451   $18,719   $18,849   $19,902   $21,461   $23,435   $24,676
Direct costs........   10,497    12,418    14,931    15,335    16,580    17,852    17,879    18,786    20,391    22,052    23,363
Gross profit........      557       688       871       774       871       867       970     1,116     1,070     1,383     1,313
Income (loss) before
  taxes.............       91       164       240       (44)      190       162       132        52       168       334       284
Income tax expense
  (benefit).........       36        66        96       (17)       88        74        60        24        77       154        99
Net income (loss)...       55        98       144       (27)      102        88        72        28        91       180       185
Earnings (loss) per
  common and common
  equivalent
  shares............    $0.03     $0.05     $0.07    $(0.01)    $0.05     $0.04     $0.03     $0.01     $0.04     $0.09     $0.09

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 1996 and December 31, 1995 and 1994, the Company had working capital surplus (deficits) in the amounts of approximately $104,000, $(73,000) and $(263,000), respectively.

     The Company's primary source of liquidity and capital resources has historically been its internal cash flow from operations. Net cash provided by operating activities was $761,000, $806,000 and $599,000 for the years ended December 31, 1995, 1994 and 1993, respectively, and $46,000 and $242,000 for the nine months ended September 30, 1996 and 1995, respectively. The Company recognizes as revenue and as unbilled receivables, on an accrual basis, any such amounts which relate to services performed by worksite employees as of the end of each accounting period which have not yet been billed to the client because of timing differences between the day the Company's accounting period ends and its billing dates. The amount of unbilled receivables, as well as accrued liabilities and client deposits, have increased with the general growth of the Company.

     For work performed prior to the termination of a client agreement, the Company may be obligated, as an employer, to pay the gross salaries and wages of the client's worksite employees and the related employment taxes and workers' compensation costs, whether or not the Company's client pays the Company on a timely basis or at all. The Company, however, historically has not incurred significant bad debt expenses because the Company generally collects from its clients all revenues with respect to each payroll period in advance of the Company's payment of the direct costs associated therewith. The Company attempts to minimize its credit risk by investigating and monitoring the credit history and financial strength of its clients and by generally requiring payments to be made by wire transfer, immediately available funds or ACH transfer. With respect to ACH transfers, the Company is obligated to pay the client's worksite employees if there are insufficient funds in the client's bank account on the payroll date. The Company's policy, however, is only to permit clients with a proven credit history with the Company to pay by ACH transfer. In addition, in the rare event of nonpayment by a client, the Company has the ability to terminate immediately its contract with the client. The Company also protects itself by obtaining unconditional personal guaranties from the owners of each client and/or a cash security deposit, bank letter of credit or pledge of certificates of deposit. As of September 30, 1996 and December 31, 1995, the Company held cash security deposits in the amounts of $464,000 and $427,000, respectively. See "Risk Factors -- Financial Condition of Clients." Additional sources of funds to the Company are advance payments of employment taxes and insurance premiums which the Company holds until they are due and payable to the respective taxing authorities and insurance providers.

     Net cash used in investing activities was $172,000, $92,000 and $55,000 for the years ended December 31, 1995, 1994 and 1993, respectively, and $363,000 and $149,000 for the nine months ended September 30, 1996 and September 30, 1995, respectively. The principal use of cash for investing activities was the purchase of additional computer equipment and software to support the growth of the business.

     The Company's net cash used in financing activities was $7,000, $17,000 and $37,000 for the years ended December 31, 1995, 1994 and 1993, respectively, and $23,000 and $32,000 for the nine months ended

September 30, 1996 and September 30, 1995, respectively. From time to time, the Company has used leasing arrangements. Payments on notes payable for 1996 represented the repayment in full of the Company's loan from a local bank.

     Presently, the Company has no material commitments for capital expenditures. Primary new uses of cash may include acquisitions, the size and timing of which cannot be predicted. See "Use of Proceeds."

     The Company has executed a $500,000 promissory note to a bank which, at the bank's sole discretion, would allow the Company to obtain loans up to such amount without negotiating or executing any further agreements. Borrowings under this credit facility are payable upon demand and bear interest at the bank's prime rate plus 0.5% (8.75% at September 30, 1996). The credit facility is unsecured, but has been guaranteed by Richard C. Schilg, Chairman of the Board, President and Chief Executive Officer of the Company. See "Certain
Transactions -- Certain Business Relationships." As of December 31, 1995 and September 30, 1996, no borrowings were outstanding under this credit facility.

     The Company believes that the net proceeds from the sale of the Common Shares offered hereby, together with existing cash, cash equivalents and internally generated funds will be sufficient to meet the Company's presently anticipated working capital and capital expenditure requirements both for the next twelve months and for the foreseeable future thereafter. To the extent that the Company needs additional capital resources, the Company believes that it will have access to both bank financing and capital leasing for additional facilities and equipment; however, there can be no assurance that additional financing will be available on terms favorable to the Company or at all. See "Risk Factors -- Future Capital Needs; Uncertainty of Additional Financing."

INFLATION

     The Company believes the effects of inflation have not had a significant impact on its results of operations or financial condition.

                                    BUSINESS

GENERAL

     The Company believes it is the largest PEO headquartered in Ohio and one of the oldest PEOs in the United States, having been founded in 1986. The Company provides, through "partnering" agreements, comprehensive and integrated human resource management services to small and medium-sized businesses, thereby allowing such businesses to outsource their human resource responsibilities. The Company offers a broad range of services including human resource administration, regulatory compliance management, employee benefits administration, risk management services and employer liability protection, payroll and payroll tax administration, and placement services. The Company provides such services by establishing an employment relationship with the worksite employees of its clients, contractually assuming substantial employer responsibilities with respect to worksite employees, and instructing its clients regarding employment practices. While the Company becomes the legal employer for most purposes, the client remains in operational control of its business. As of September 30, 1996, the Company provided professional employer services to approximately 240 clients and approximately 3,600 worksite employees, substantially all of whom were located in the midwestern United States, principally Ohio.

     The Company's services provide substantial benefits to both the client and its worksite employees. The Company believes its services assist business owners by (i) permitting the managers of the client to concentrate on the client's core business as a result of the reduced time and effort that they are required to spend dealing with complex human resource, legal and regulatory compliance issues and employee administration, and (ii) managing escalating costs associated with unemployment, workers' compensation, health insurance coverage, worksite safety programs and employee-related litigation. The Company also believes that its worksite employees benefit from their relationship with the Company by having access to better, more affordable benefits, enhanced benefit portability, improved worksite safety and employment stability.

INDUSTRY

     PEOs are in the business of providing small and medium-sized companies with an alternative to the expense and burden of maintaining their own in-house, full-time human resource departments. By entering into an agreement with its clients whereby the PEO participates with the client in the employment of its worksite employees, larger PEOs, such as the Company, are able to take advantage of certain economies of scale in the "business of employment" and to pass those benefits on to their clients and worksite employees. As a result of such employment arrangements, the clients of PEOs are able to obtain, at an economical cost, services and expertise similar to those provided by the human resource departments of large companies. In addition, PEOs are able to provide their worksite employees with health care insurance and other employee benefits to which they might not otherwise have access.

     The PEO industry is still in its infancy, having begun to evolve in the early 1980s as the result of the growing demand from small and medium-sized businesses for an outsourcing solution to the increasing human resource, legal and regulatory complexities and costs of being an employer. In recent years, the PEO industry has experienced significant growth as evidenced by industry estimates that PEO industry gross revenues during the period from 1991 to 1995 increased from $5.0 billion to $13.8 billion, representing an increase of $8.8 billion, or a compound annual growth rate of approximately 29%. Based upon such estimates, the PEO industry is one of the fastest growing industries within the domestic service sector. The PEO industry is highly fragmented, with in excess of 2,000 companies currently providing PEO services, mostly in a single market or region. There can be no assurance that the PEO industry will be able to sustain the growth rate it has experienced in recent years. See "Risk
Factors -- Failure to Manage Growth and Risks Related to Growth Through Acquisitions."

     Industry sources estimate that gross revenues for the PEO industry were $13.8 billion in 1995. According to the U.S. Small Business Administration, there were approximately 5.1 million businesses in the United States with fewer than 500 employees in 1992. These businesses collectively employed 49 million employees and had aggregate payrolls of approximately $1.1 trillion. Such data suggests that the PEO industry has achieved a market penetration rate of approximately 1.0%. With respect to the Ohio market, according to the U.S. Department of Commerce, there were approximately 36,400 businesses in Ohio with more than 20 and fewer than 500 employees in 1993. These businesses employed 2.3 million employees and had aggregate payrolls of approximately $53.3 billion. Based upon these figures, the Company has achieved a market penetration rate in Ohio of less than 1.0%. In certain more mature local and regional markets, however, PEOs have achieved significantly greater market penetration rates. There is no assurance that the Company will be able to increase its market penetration rate in Ohio or its other existing markets. See "Risk Factors -- Failure to Manage Growth and Risks Related to Growth Through Acquisitions."

     The Company believes that there are further opportunities for growth in the PEO industry as a result of the increasing trend of businesses to outsource non-core activities and functions, the low market penetration of the PEO industry, and the expanding number of small businesses in the United States. The Company also believes that growing human resource, legal and regulatory complexities and the need to invest significant capital in service delivery infrastructures and management information systems should lead to significant consolidation opportunities in the PEO industry.

GROWTH STRATEGY

     The Company intends to further strengthen its position in Ohio and other midwestern United States markets by pursuing the following business strategies:

     - DELIVER HIGH-QUALITY SERVICES AND EXPAND CLIENT BASE. By offering a broad and increasing range of high-quality services, the Company believes it is attractive to employers who are seeking a single-source solution to their human resource needs. The Company intends to continue to focus on providing high-quality, value-added services as a means to differentiate itself from competitors. Certain PEOs compete primarily by offering comparatively lower-cost health and workers' compensation coverage to high risk industries or by providing principally basic payroll and payroll tax administration with only limited additional services. In contrast, the Company provides comprehensive and integrated human resource management to clients who are selected after performing a risk management assessment. The Company believes that its strategy of emphasizing the quality and breadth of its services results in lower client turnover and more consistent growth and profits than the strategy of certain PEOs which compete by offering comparatively lower-cost coverage or limited services. See "Business -- Client Services."

     - INCREASE PENETRATION OF EXISTING MARKETS. The Company believes that additional market penetration in established markets offers significant growth potential. Based upon data obtained from the U.S. Department of Commerce, the Company believes that it serves less than 1.0% of the total number of businesses in Ohio having more than 20 and fewer than 500 employees. See
"Business -- Industry." In established markets, the Company's ability to achieve its growth objectives is enhanced by a larger number of referrals, a higher client retention rate, a more experienced sales force and greater momentum in its marketing efforts than in new markets. The Company intends to capitalize on these advantages and to achieve higher penetration in its existing markets by hiring additional sales personnel and improving sales productivity. In addition, the Company intends to increase significantly its advertising and promotional efforts in order to educate the market place regarding the quality and breadth of the Company's services and the benefits of "partnering in employment" through outsourcing the human resource function. The Company believes that increasing its penetration in existing markets will allow the Company to leverage its current economies of scale, thereby increasing its cost effectiveness and profit margins. See "Business -- Sales and Marketing."

     - EXPAND THROUGH ACQUISITIONS. The PEO industry is highly fragmented, with in excess of 2,000 companies providing PEO services in 1995 according to NAPEO. Accordingly, the Company believes significant opportunities for consolidation exist in the PEO industry. See "Business -- Industry." The Company believes that this industry consolidation will be driven by growing human resource, legal and regulatory complexities, increasing capital requirements, and the significant economies of scale available to PEOs with a regional concentration of clients. The Company intends to expand in its current markets in the midwestern United States and possibly to enter selected new markets by acquiring established high-quality

PEOs in order to provide a platform for future regional consolidation. The Company has identified certain fundamental attributes which characterize attractive markets such as (i) proximity to a major metropolitan area, (ii) regulatory receptivity to PEOs, (iii) prior successful introduction of the PEO concept, (iv) favorable economic conditions, and (v) a high concentration of small to medium-sized businesses. See "Risk Factors -- Failure to Manage Growth and Risks Related to Growth Through Acquisitions."

     - DEVELOP PROPRIETARY INFORMATION SYSTEMS. The Company will continue to develop its proprietary information systems which will enable the Company to integrate all aspects of the administration of payroll, human resources and employee benefits, thereby providing a significant competitive advantage in managing costs and delivering a full range of high-quality services. See "Business -- Information Technology."

     - TARGET SELECTED CLIENTS IN GROWTH INDUSTRIES. The Company attempts to target, and tailors its services to meet the needs of, businesses with between 20 and 500 employees in industries which the Company believes have the potential for significant growth. As of September 30, 1996, the Company's clients had an average of approximately 15 worksite employees, compared to the 1995 industry-wide average of 16 worksite employees according to a NAPEO survey. The Company believes that its targeted businesses are likely to (i) desire the wide range of employee benefits offered by the Company, (ii) recognize the burden of their human resource administration costs, (iii) experience greater employment-related regulatory burdens, and (iv) be more financially stable. In addition, the Company believes that targeting such businesses results in greater marketing efficiency, lower business turnover due to client business failure, and less exposure to credit risk. As of September 30, 1996, approximately 19% of the Company's clients fell within its target market of businesses with 20 to 500 employees. The Company believes that, in the event that it is unable to increase the portion of its clients which are in its target market, it will not experience any material adverse consequences, but may not realize the potential benefits discussed above. See "Business -- Clients."

CLIENT SERVICES

     CLIENT SERVICE TEAMS. The Company has two client service directors who oversee a service staff consisting of eight customer service representatives ("CSRs") and two customer service administrators. A team consisting of a client service director, a client service representative and a client service administrator is assigned to each client. The client service team is responsible for administering the client's personnel and benefits, coordinating the Company's response to client needs for administrative support and responding to any questions or problems encountered by the client.

     The CSR acts as the principal client service representative of the Company and typically is on call and in contact with each client throughout the week. The CSR serves as the communication link between the Company's various departments and the Company's on-site supervisor, who in many cases is the manager of the client's business. Accordingly, the CSR is involved in every aspect of the Company's delivery of services to the client. For example, the CSR is responsible for gathering all information necessary to process each payroll of the client and for all other information needed by the Company's human resources, accounting and other departments with respect to such client and its worksite employees. The CSRs also actively participate in hiring, disciplining and terminating worksite employees, administering employee benefits, and responding to employee complaints and grievances.

     CORE ACTIVITIES. The Company provides professional employer services through six core activities: (i) human resource administration, (ii) regulatory compliance management, (iii) employee benefits administration, (iv) risk management services and employer liability protection, (v) payroll and payroll tax administration, and (vi) placement services.

     - HUMAN RESOURCE ADMINISTRATION. The Company, as an employer, provides its clients with a broad range of human resource services including on-going supervisory education and training regarding risk management and employment laws, policies and procedures. In addition, the Company's human resource department handles sensitive and complicated employment issues such as employee discipline, termination, sexual harassment, and wage and salary planning and analysis. The Company is in the process of expanding its human resource services to assist clients in areas such as employee morale and worksite employee and on-site supervisor training. The Company provides a comprehensive employee handbook to all worksite employees which includes customized, site-specific materials concerning each worksite. In addition, the Company maintains extensive files and records regarding worksite employees for compliance with various state and federal laws and regulations. This extensive record keeping is designed to substantially reduce legal actions arising from lack of proper documentation.

     - REGULATORY COMPLIANCE MANAGEMENT. The Company, under its standard client agreement, assumes responsibility for complying with many employment related regulatory requirements. As an employer, the Company must comply with numerous federal and state laws, including (i) certain tax, workers' compensation, unemployment, immigration, civil rights, and wage and hour laws, (ii) the Americans with Disabilities Act of 1990, (iii) the Family and Medical Leave Act,
(iv) laws administered by the Equal Employment Opportunity Commission, and (v) employee benefits laws such as ERISA and COBRA. The Company provides bulletin boards to its clients and maintains them for compliance with required posters and notices. The Company also assists its clients in their efforts as employers to comply with and understand certain other laws and responsibilities with respect to which the Company does not assume liability and responsibility. For example, while the Company provides significant safety training and risk management services to its clients, it does not assume responsibility for compliance with the Occupational Safety and Health Act because the client controls its worksite facilities and equipment. See "Business -- Clients.

     - EMPLOYEE BENEFITS ADMINISTRATION. The Company offers a broad range of employee benefit programs to its worksite employees. The Company administers such benefit programs, thereby reducing the administrative responsibilities of its clients for maintaining complex and tax-qualified employee benefit plans. By combining its multiple worksite employees, the Company is able to take advantage of certain economies of scale in the administration and provision of employee benefits. As a result, the Company is able to offer to its worksite employees benefit programs which are comparable to those offered by large corporations. In fact, some programs offered by the Company would not otherwise be available to the worksite employees of many clients if such clients were the sole employers. Eligible worksite and corporate staff employees of the Company are entitled to participate in the Company's employee benefit programs without discrimination. Such programs include life insurance coverage as well as the Company's cafeteria plan which offers a choice of different health plans and dental, vision and prescription card coverage. In addition, the Company permits each qualified employee to participate in the Company's 401(k) retirement plan and the Company's dependent care assistance program. Each worksite employee is given (i) the opportunity to purchase group-discounted, payroll-deducted auto, homeowners or renters insurance and long-term disability insurance, and (ii) access to store discount programs, free checking accounts with participating banks, a prepaid legal services plan, and various other employee benefits. The Company believes that by offering its worksite employees a broad range of large corporation style benefit plans and programs it is able to reduce worksite employee turnover which results in cost savings for the Company and its clients. The Company performs regulatory compliance and plan administration in accordance with state and federal benefit laws. See "Industry Regulation."

     - RISK MANAGEMENT SERVICES AND EMPLOYER LIABILITY PROTECTION. The Company's risk management of the worksite includes policies and procedures designed to proactively prevent and control costs of lawsuits, fines, penalties, judgments, settlements and legal and professional fees. In addition, the Company controls benefit plan costs by attempting to prevent fraud and abuse by closely monitoring claims. Other risk management programs of the Company include effectively processing workers' compensation and unemployment claims and aggressively contesting any suspicious or improper claims. The Company believes that such risk management efforts increase the profitability of the Company by reducing the Company's liability exposure and by increasing the value of the Company's services to its clients.

     Many of the Company's direct competitors in both the public and private sector are self-insured for health care, workers' compensation and employment practices risks. The Company, however, maintains insurance for employment practices risks, including liability for employment discrimination and wrongful termination. The Company believes that it historically has been able to achieve a higher level of client satisfaction and security by being insured for such risks. The Company also believes that being insured has greatly reduced its liability exposure and, consequently, the potential volatility of its income from operations because it is not required to rely exclusively on contractual indemnification from its clients, many of whom do not carry insurance which covers employment practices liability or do not have sufficient net worth to support their indemnification obligations. The Company has arranged for a large surplus lines insurance company rated A++ (superior) by A.M. Best Company to provide to the Company and to its clients, as additional insureds, employment practices liability insurance; however, there can be no assurance that such insurance will be available to the Company in the future on satisfactory terms, if at all, or if available, will be sufficient. See "Risk Factors -- Potential Legal Liability; Insurance." The Company believes that this arrangement is better received by clients who are seeking to reduce their employment liability exposures and also prevents the Company from becoming involved in adversarial situations with its clients by eliminating the need for the Company to seek indemnification. The Company continues to study the possibility of becoming self-insured in the future for selected risks and believes that significant opportunities to self-insure may arise in the future.

     - PAYROLL AND PAYROLL TAX ADMINISTRATION. The Company provides its clients with comprehensive payroll and payroll tax administration which substantially eliminates client responsibility for payroll and payroll taxes beyond verification of payroll information. Unlike traditional payroll service providers which do not act as employers, the Company, as the employer, assumes liability and responsibility for the payroll and payroll taxes of its worksite employees and the obligations of its client to make federal and state unemployment and workers' compensation filings, FICA deposits, child support levies and garnishments, and new hire reports. The Company receives all payroll information, calculates, processes and records all such information, and issues payroll checks and/or directly deposits the net pay of worksite employees into their bank accounts. The Company delivers all payroll checks either to the on-site supervisor of the worksite or directly to the worksite employees. As part of the Company's strategic plan of expanding its information technology, the Company is in the process of developing client-based software interfaces to make it possible for clients to enter and submit payroll information via computer modems. See "Business -- Information Technology."

     - PLACEMENT SERVICES. As a part of its overall employment relationship, the Company assists its clients in their efforts to hire new employees. The Company passes the cost of advertising for such positions through to its client. As a result of the Company's advertising volume and contracts with newspapers and other media, the Company is able to place such advertisements at significantly lower prices than those available to the Company's clients. In addition, in some cases, the Company does not have to place such advertisements because it already has multiple qualified candidates in a job bank or pool of candidates. The Company interviews, screens and pre-qualifies candidates based on criteria established in a job description prepared by the Company with the client's assistance and performs background checks. In addition, depending on the needs of the client, the Company tests worksite employees for skills, health, and drug-use in accordance with state and federal laws. Following the selection of a candidate, the Company completes all hiring paperwork and, if the employee is eligible, enrolls the employee in the Company's benefit programs. The Company believes that its unique approach in providing such services gives the Company a significant advantage over its competitors. Such services also enable the Company to reduce its administrative expenses and employee turnover and to avoid hiring unqualified or problem employees.

CLIENTS

     The Company and its clients are each responsible for certain specified employer-related obligations. While the Company becomes the legal employer for most purposes, the client remains in operational control of its business. The Company appoints an on-site supervisor for each client worksite. In many cases, such on-site supervisor is the manager of the client's business. The Company requires each on-site supervisor to enter into a standard on-site supervisor employment agreement with the Company which specifies the on-site supervisor's duties, responsibilities and limitations of authority. The Company's standard client agreement likewise delineates the respective responsibilities of the Company and the client. Such division of applicable responsibilities is typically as follows:

                                  TEAM AMERICA
--------------------------------------------------------------------------------
- Payment of payroll, tax reporting and payment (state and federal withholding, Federal Insurance Contributions Act ("FICA"), Federal Unemployment Tax Act ("FUTA"), and state unemployment)

- Workers' compensation compliance, procurement, management and reporting

- Employee benefit procurement, administration and payment

- Compliance with Fair Labor Standards Act and Immigration Reform and Control Act, as well as monitoring changes in other government regulations governing the employer/employee relationship and updating the client when necessary

- Implementation of policies and practices relating to the employer/employee relationship

- Hiring and firing of employees including on-site supervisors

- Education and training concerning working conditions and safety
                                     CLIENT
--------------------------------------------------------------------------------
- Responsibility for products, services and operations

- Professional liability or malpractice

- Compliance with OSHA regulations, state and local government contracting provisions, professional licensing requirements and fidelity bonding requirements

- Compliance with certain requirements under Ohio workers' compensation laws

     Pursuant to the provisions of its standard client agreement, the Company is the legal employer of the client's worksite employees for most purposes and has the right, among others, to hire, supervise, terminate and set the compensation of such worksite employees. The Company bills its clients on each payroll date for (i) the actual gross salaries and wages, related employment taxes and employee benefits of the Company's worksite employees, (ii) actual advertising costs associated with recruitment, (iii) workers' compensation and unemployment service fees and (iv) an administrative fee.

     The Company's average annual administrative fee is approximately $1,000 per employee. Such fee is computed based upon either a fixed fee per worksite employee or an established percentage of gross salaries and wages (subject to a guaranteed minimum fee per worksite employee), which fixed fee or percentage is negotiated at the time the client agreement is executed. The Company's administrative fee varies by client based primarily upon the nature and size of the client's business and the Company's assessment of the costs and risks associated with the employment of the client's worksite employees. Accordingly, the Company's administrative fee income will fluctuate based on the number and gross salaries and wages of worksite employees and the mix of client fee arrangements and terms. In addition to the items noted above, each client must pay a one-time enrollment fee of $50.00 plus $10.00 per worksite employee. Consistent with PEO industry practice, the Company recognizes all amounts billed to its clients as revenue because the Company is at risk for the payment of its direct costs, whether or not the Company's clients pay the Company on a timely basis or at all. See "Risk Factors -- Risk of Loss from Client Nonpayment of Direct Costs" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     At September 30, 1996, the Company served approximately 240 clients and approximately 3,600 worksite employees resulting in an average of 15 worksite employees per client. No single client accounted for more than 10% of the Company's revenues for the nine months ended September 30, 1996 or for the year ended December 31, 1995. However, approximately 91% of the Company's 1995 revenues were derived from clients in Ohio. See "Risk Factors -- Ohio Market Concentration." As of September 30, 1996, approximately 19% of the Company's clients fell within its target market of businesses with 20 to 500 employees and the remaining 81% of the Company's clients each had less than 20 employees. See "Business -- Growth Strategy." The Company's client base is broadly distributed throughout a wide variety of industries. As of September 30, 1996, the Company's clients were distributed among the industries indicated below as follows:

                                                                          SEPTEMBER 30, 1996
                                                                 ------------------------------------
                                                                     NUMBER OF
                     INDUSTRY GROUP                                   CLIENTS              % OF TOTAL
---------------------------------------------------------        -----------------         ----------
Professional.............................................                73                     31%
Manufacturing............................................                46                     19
Construction.............................................                30                     13
Commercial...............................................                26                     11
Transportation...........................................                 9                      4
Non-profit...............................................                 8                      3
Agriculture..............................................                 8                      3
Services.................................................                 6                      2
Other....................................................                33                     14
                                                                       ----                   ----
          Total..........................................               239                    100%
                                                                       ====                   ====

     The Company has benefitted from a high level of client retention, resulting in a significant recurring revenue stream. The infrequent attrition that the Company has experienced has typically been attributable to a variety of factors, including (i) sale or acquisition of the client, (ii) termination by the Company resulting from the client's inability to make timely payments, (iii) client business failure or downsizing, and (iv) client nonrenewal due to price or service dissatisfaction. The Company believes that the risk of a client terminating its relationship with the Company decreases substantially after the client has been associated with the Company for over one year because of the client's increased appreciation of the Company's value-added services and the difficulties associated with a client reassuming the burdens of being the sole employer. The Company believes that only a small percentage of nonrenewing clients withdraw due to dissatisfaction with the Company's services or to retain the services of a competitor.

SALES AND MARKETING

     The Company markets its services through a direct sales force of four sales executives. Each of the Company's sales executives enters into an employment agreement with the Company which establishes a performance-based compensation program, which currently includes a base amount, sales commissions and a bonus for each new worksite employee enlisted. Such employment agreements contain certain non-competition and non-solicitation provisions which prohibit the sales executives from competing with the Company. The Company attributes the productivity of its sales executives in part to their experience in fields related to one or more of the Company's core services. The background of the Company's sales executives includes experience in industries such as information services, health insurance, business consulting and commercial sales. The Company's sales materials emphasize its broad range of high-quality services and the resulting benefits to clients and worksite employees.

     The Company's sales and marketing strategy is to achieve higher penetration in its existing markets by hiring additional sales personnel and increasing sales productivity. The Company also intends to significantly increase its advertising and promotional efforts in order to improve awareness of the PEO industry, the Company and its value-added services. See "Business -- Growth Strategy." Currently, the Company generates sales leads from two primary sources, referrals and direct sales efforts. These leads result in initial presentations to prospective clients. The Company's sales executives gather information about the prospective client and its employees, including job classification, workers' compensation and health insurance claims history, salary and the desired level of employee benefits. The Company performs a risk management analysis of each prospective client which involves a review of such factors as the client's credit history, financial strength and health insurance and unemployment claims history. Following a review of these factors, a client proposal is prepared for acceptable clients. Management believes that its stringent underwriting procedures greatly reduce the controllable costs and liability exposure of the Company. In addition, the Company believes that the application of such underwriting guidelines is in part responsible for the Company's high rate of client retention. See "Business -- Clients."

     Once a prospective client accepts the Company's proposal, the new client is quickly incorporated into the Company's system by a "client service team" consisting of one of the Company's two client service directors, a CSR and a client service administrator. The client service team is responsible for administering the client's personnel and benefits, coordinating the Company's response to client needs for administrative support and responding to any questions or problems encountered by the client. See "Business -- Client Services."

INFORMATION TECHNOLOGY

     The Company's primary information processing center is located at its corporate headquarters. The Company's other offices are connected to the centralized system through network dial-up services. The Company uses industry-standard software to process its payroll and other commercially available software to manage standard business functions such as accounting and finance.

     Since October 1995, the Company has been developing an integrated information system based on client-server technology using an Oracle(TM) relational database. The Company's new system will allow clients to enter and submit payroll data via modem. The new system will also be used to store and retrieve information regarding all aspects of the Company's business, including human resource administration, regulatory compliance management, employee benefits administration, risk management services, payroll and payroll tax administration, and placement services. The Company's development of such system is in the parallel testing phase and the Company expects that the new system will be operational in early 1997. The Company believes that this system will be capable of being upgraded and expanded to meet the needs of the Company for the next five years.

COMPETITION

     The PEO industry is highly fragmented, with in excess of 2,000 companies currently providing PEO services, mostly in a single market or region. The Company's competitors include traditional in-house human resource departments and other PEOs. The Company also competes with providers of unbundled employment-related services such as payroll processing firms, human resource consultants, and workers compensation and unemployment administrators. Certain of such companies, many of which have greater financial and other resources than the Company, are seeking to enter the professional employer services market. See "Risk Factors -- Competition and New Market Entrants." The Company believes that the primary elements of competition are quality of service, choice and quality of benefits, reputation and price. The Company believes that service quality, name recognition, regulatory expertise, financial resources, risk management and data processing capability distinguish leading PEOs from the rest of the industry.

     The Company believes that barriers to entry into the PEO industry are increasing as a result of several factors, including the following: (i) the complexity of the PEO business and the need for expertise in multiple disciplines; (ii) the need to invest significant capital in service delivery infrastructures and management information systems; (iii) the requirement for sophisticated management information systems to track all aspects of business in a high-growth environment; and (iv) the three to five years of experience required to establish experience ratings in the key cost areas of workers' compensation, health insurance and unemployment.

CORPORATE EMPLOYEES

     As of September 30, 1996, the Company had 51 corporate employees, 42 of whom were located at the Company's headquarters. For information with respect to the Company's worksite employees, see "Business -- Clients."

FACILITIES

     The Company maintains five facilities located in Columbus, Cleveland and Dayton, Ohio, Indianapolis, Indiana and Orlando, Florida. The Company's headquarters are located in a suburb of Columbus, Ohio in a leased building that houses the Company's executive offices and PEO operations for central Ohio worksite employees. The Company's other offices are used to service its local PEO operations and are also leased. See Note 5 of the Notes to the Company's Consolidated Financial Statements included elsewhere in this Prospectus for information regarding the Company's leases. The Company believes that its current facilities are adequate for its current needs and that additional suitable space will be available as required.

LEGAL PROCEEDINGS

     In July 1996, the Florida Department of Insurance assessed for retroactive workers' compensation premiums all members of the insolvent self-insurance insurance pool of which the Company's subsidiary which operates in Florida was a part. Such subsidiary's pro rata share of such assessment was $275,000. The subsidiary is currently attempting to negotiate a settlement with the Florida authorities for a lesser amount. As of September 30, 1996, the Company recorded a reserve of $75,000 with respect to the assessment based upon its discussion with the Florida regulators; however, there can be no assurance that the Company's actual liability will not exceed such amount. See Note 12 of the Notes to the Company's Consolidated Financial Statements included elsewhere in this Prospectus and "Risk Factors -- Potential for Unfavorable Resolution of Dispute with Florida Department of Insurance."

     Except as noted above, the Company is not a party to any pending legal proceedings other than ordinary course routine litigation incidental to its business that the Company believes will not have a material adverse effect on its financial condition or results of operations.

                              INDUSTRY REGULATION

OVERVIEW

     The Company's professional employer operations are subject to extensive state and federal regulations that include operating, fiscal, licensing and certification requirements. Adding complexity to the Company's regulatory environment are (i) uncertainties resulting from the non-traditional employment relationships created by PEOs, (ii) variations in state regulatory schemes, and
(iii) the ongoing evolution of regulations regarding health care and workers' compensation.

     Many of the federal and state laws and regulations relating to labor, tax and employment matters applicable to employers were enacted prior to the development of non-traditional employment relationships and, accordingly, do not specifically address the obligations and responsibilities of PEOs. Moreover, the Company's PEO services are regulated primarily at the state level. Regulatory requirements regarding the Company's business therefore vary from state to state, and as the Company enters new states it will be faced with new regulatory and licensing environments. There can be no assurance that the Company will be able to satisfy the licensing requirements or other applicable regulations of any particular state in which it is not currently operating.

     The application of many laws to the Company's PEO services will depend on whether the Company is considered an employer under the relevant statutes and regulations. The common law test of the employment relationship is generally used to determine employer status for benefit plan purposes under ERISA, the Code, the workers' compensation laws of many states and various state unemployment laws. This common law test involves an examination of approximately 20 factors to ascertain whether an employment relationship exists between a worker and a purported employer. Substantial weight is typically given to the question of whether the purported employer has the right to direct and control the details of an individual's work. Other factors include (i) the right to hire and fire workers, (ii) whether the workers are involved in distinct occupations or businesses, (iii) whether the kind of occupation involved is generally performed by employees or by specialists who are independent contractors, (iv) whether the purported employer provides the instrumentalities, tools and place of work, (v) the method of payment, (vi) the length of time of the arrangement,
(vii) the level of skill and/or training required, (viii) whether the work is part of the regular business of the purported employer, (ix) whether the principal is in business, and (x) whether the parties believe that they are establishing a master-servant relationship. By contrast, certain statutes such as those relating to PEO licensing and federal income tax withholding use differing or more expansive definitions of employer. In addition, from time to time, there have been proposals to enact a statutory definition of employer for other purposes of the Code.

     While the Company cannot predict with certainty the development of federal and state regulations, management will continue to pursue a practice strategy of educating administrative authorities as to the advantages of PEOs and assisting in the development of regulation which appropriately accommodates their legitimate business function.

PEO SERVICES

     PEO LICENSING REQUIREMENTS. A critical aspect of the growth of the PEO industry has been increasing recognition and acceptance of PEOs by state authorities. As the concept of PEO services became understood by regulatory authorities, the regulatory environment began to shift from one of hostility and skepticism to one of regulatory recognition of the industry. During the mid-to-late 1980s, legitimate industry participants were challenged to overcome well publicized failures of financially unsound and, in some cases, unscrupulous operators. Given this environment, the Company and other industry leaders, in conjunction with NAPEO, worked with relevant government entities to establish a regulatory framework designed to protect clients and worksite employees and discourage unscrupulous and financially unsound operators, thereby promoting the legitimacy and further development of the industry.

     While many states do not explicitly regulate PEOs, approximately one-third of the states (not including Ohio) have enacted laws that have licensing or registration requirements for PEOs and several additional states, including Ohio, are considering such laws. Such laws vary from state to state but generally provide for the monitoring of the fiscal responsibility of PEOs. None of the other midwestern states in which the Company presently operates or intends to operate regulates PEOs. State regulation assists in screening insufficiently capitalized PEO operations and, in the Company's view, has the effect of legitimizing the PEO industry generally by resolving interpretative issues concerning employee status for specific purposes under applicable state law. However, because existing regulations are relatively new, there is limited interpretive or enforcement guidance available. The development of additional regulations and interpretation of existing regulations can be expected to evolve over time. The Company has actively supported such regulatory efforts, including certain proposed legislation in Ohio that would require PEOs to be registered with the state. Such proposed Ohio legislation would not have a material adverse effect on the Company's business, financial condition or results of operations, rather the Company believes that such legislation would benefit the Company and the PEO industry by recognizing the status of PEOs as legal employers.

     FEDERAL AND STATE EMPLOYMENT TAXES. The Company assumes the sole responsibility and liability for the payment of federal and state employment taxes with respect to wages and salaries paid to its employees, including worksite employees. There are essentially three types of federal employment tax obligations: (i) income tax withholding requirements, (ii) social security obligations under FICA, and (iii) unemployment obligations under FUTA. Under these Code sections, the employer has the obligation to withhold and remit the employer portion and, where applicable, the employee portion of these taxes. See "Risk Factors -- Potential For Unfavorable Government Regulations" and "-- Risk of Loss of Qualified Status for Certain Tax Purposes."

     EMPLOYEE BENEFIT PLANS. The Company offers various employee benefit plans to its worksite employees, including a 401(k) plan, a cafeteria plan, a group health plan, a group life insurance plan, a group disability insurance plan and an employee assistance plan. See "Business -- Services." Generally, employee benefit plans are subject to provisions of both the Code and ERISA. In order to qualify for favorable tax treatment under the Code, the plans must be established and maintained by an employer for the exclusive benefit of its employees. Most of these benefit plans are also offered to the Company's corporate employees.

     The Market Segment Study Group established by the IRS is also examining whether PEOs are the employers of worksite employees under Code provisions applicable to employee benefit plans and consequently able to offer to worksite employees benefit plans that qualify for favorable tax treatment and whether client company owners are employees of PEOs under Code provisions applicable to employee benefit plans. The Company has limited knowledge of the nature, scope and status of the Market Segment Study because it is not a part thereof and the IRS has not publicly released any information regarding the study to date. In addition, the Company's 401(k) plan was audited for the year ended December 31, 1992, and as a part of that audit, the IRS regional office has asked the IRS national office to issue a TAM regarding whether or not the Company is the employer for benefit plan purposes. The Company has stated its position in a filing with the IRS that it is the employer for benefit plan purposes. The Company is unable to predict the timing or nature of the findings of the Market Segment Study Group, the timing or conclusions of the TAM, or the ultimate outcome of such conclusions or findings. If the IRS study were to conclude that a PEO is not an employer of its worksite employees for plan purposes, then worksite employees could not continue to make contributions to the Company's 401(k) plan or cafeteria plan. The Company believes that, although unfavorable to the Company, a prospective application by the IRS of an adverse conclusion would not have a material adverse effect on its financial position and results of operations. If such conclusion were applied retroactively, then employees' vested account balances could become taxable immediately, the Company would lose its tax deduction for deposits to the plan trust which would become a taxable trust, and penalties could be assessed. In such a scenario, the Company would face the risk of client dissatisfaction as well as potential litigation. A retroactive application by the IRS of an adverse conclusion could have a material adverse effect on the Company's financial position and results of operations. While the Company believes that a retroactive disqualification is unlikely, there can be no assurance as to the ultimate resolution of these issues. See "Risk Factors -- Risk of Loss of Qualified Status for Certain Tax Purposes."

     In addition to the employer/employee relationship issues described above, pension and profit-sharing plans, including the Company's 401(k) plan, must satisfy certain other requirements under the Code. These other requirements are generally designed to prevent discrimination in favor of highly compensated employees to the detriment of non-highly compensated employees with respect to both the availability of, and the benefits, rights and features offered in, qualified employee benefit plans. The Company applies the nondiscrimination requirements of the Code to ensure that its 401(k) plan is in compliance with the requirements of the Code.

     Employee pension and welfare benefit plans are also governed by ERISA. ERISA defines "employer" as "any person acting directly as an employer, or indirectly in the interest of an employer, in relation to an employee benefit plan." ERISA defines the term "employee" as "any individual employed by an employer." The United States Supreme Court has held that the common law test of employment must be applied to determine whether an individual is an employee or an independent contractor under ERISA.

     A definitive judicial interpretation of "employer" in the context of a PEO or employee leasing arrangement has not been established. If the Company were found not to be an employer for ERISA purposes, then its plans would not comply with ERISA and the level of services the Company could offer may be materially adversely affected.

     WORKERS' COMPENSATION. Workers' compensation is a state mandated, comprehensive insurance program that requires employers to fund medical expenses, lost wages and other costs resulting from work-related injuries illnesses and deaths. In exchange for providing workers' compensation coverage for employees, employers are not subject to litigation by employees for benefits in excess of those provided by the relevant state statute. In most states, the extensive benefits coverage (for both medical cost and lost wages) is provided through the purchase of commercial insurance from private insurance companies, participation in state-run insurance funds or employer self-insurance. Workers' compensation benefits and arrangements vary on a state-by-state basis and are often highly complex. These laws establish the rights of workers to receive benefits and to appeal benefit denials.

     As a creation of state law, workers' compensation is subject to change by the state legislature in each state and is influenced by the political processes in each state. Several states, such as Ohio, have mandated that employers receive coverage only from state operated funds. Although Ohio maintains such a "state fund," it does allow employers of a sufficient size and with sufficient ties to the state to self-insure for workers' compensation purposes. Employers granted the privilege of self-insurance must be self-funded for at least the first $50,000 of cost in every claim but may purchase private insurance for costs in excess of that amount. Ohio also allows its "state fund" employers who meet certain criteria as a group to band together for risk pooling purposes. In addition, Ohio provides safety prevention program premium discounts. Although workers' compensation in Ohio is mandatory and generally shields employers from common law civil suits, the Ohio General Assembly has created an exception for so-called "intentional torts." In 1995, the General Assembly enacted a law imposing a very strict standard for plaintiffs to bring such suits. Similar legislative efforts in the past, however, were struck down by the Ohio Supreme Court.

     Ohio and certain other states have recently adopted legislation requiring that all workers' compensation injuries be treated through a managed care program. Ohio's program takes effect in March 1997. The Company believes that such program will not significantly impact the operations of the Company because all Ohio employers will be subject to such new laws and regulations. In addition, federal health care reform proposals include a proposal that may require 24-hour health coverage, in which the coverage of traditional employer-sponsored health plans is combined with workers' compensation coverage to provide a single insurance plan for health problems, whether or not related to work. Because workers' compensation benefits are mandated by law and are subject to extensive regulation, payors and employers do not have the same flexibility to alter benefits as they have with other health benefit programs. Finally, because workers' compensation programs vary from state to state, it is difficult for payors and multi-state employers to adopt uniform policies to administer, manage and control the costs of benefits.

     OTHER EMPLOYER RELATED REQUIREMENTS. As an employer, the Company is subject to a wide variety of federal and state laws and regulations governing employer-employee relationships, including the Immigration Reform and Control Act, the Americans with Disabilities Act of 1990, the Family Medical Leave Act, the Occupational Safety and Health Act, wage and hour regulations, and comprehensive state and federal civil rights laws and regulations, including those prohibiting discrimination and sexual harassment. The definition of employer may be broadly interpreted under these laws.

     Responsibility for complying with various state and federal laws and regulations is allocated by agreement between the Company and its clients, or in some cases is the joint responsibility of both. See "Business -- Clients." Because the Company acts as an employer of worksite employees for many purposes, it is possible that the Company could incur liability for violations of laws even though the Company is not contractually or otherwise responsible for the conduct giving rise to such liability. The Company's standard client agreement generally provides that the client will indemnify the Company for liability incurred as a result of an act of negligence of a worksite employee under the direction and control of the client or to the extent the liability is attributable to the client's failure to comply with any law or regulation for which it has specified contractual responsibility. However, there can be no assurance that the Company will be able to enforce such indemnification and the Company may therefore be ultimately responsible for satisfying the liability in question. See "Risk Factors -- Risk of Loss from Client Nonpayment of Direct Costs."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are as follows:

               NAME                  AGE                     POSITION
-----------------------------------  ---   --------------------------------------------
Richard C. Schilg(1)...............  39    Chairman of the Board, President and Chief
                                             Executive Officer
Kevin T. Costello..................  47    Senior Vice President, Chief Operating
                                             Officer and Director
Russell R. Garver..................  41    Vice President, Treasurer and Chief
                                             Financial Officer
William W. Johnston(2).............  50    Secretary and Director
Charles F. Dugan II(2).............  57    Assistant Secretary and Director
Paul M. Cash(1)(2).................  50    Director
M. R. Swartz(1)....................  57    Director

---------------

(1) Said director is a member of the Audit Committee.

(2) Said director is a member of the Compensation Committee.

     Richard C. Schilg has served as Chairman of the Board of Directors, President and Chief Executive Officer of the Company since founding the Company in 1986. From 1982 to 1986, Mr. Schilg served as a Career Agent, Sales Manager and Director of Development of Mutual Security Life Insurance Company located in Ft. Wayne, Indiana. Mr. Schilg served as President of the Ohio Association of Professional Employer Organizations, a state chapter of NAPEO, from March 1995 to September 1996. Mr. Schilg is a Certified Professional Employer Specialist.

     Kevin T. Costello has been a Director of the Company since 1992 and has served as Senior Vice President of Operations and Chief Operating Officer of the Company since 1993. From 1991 to 1993, Mr. Costello served as Vice President of Sales and Marketing of the Company.

     Russell R. Garver has served as Vice President of Finance and Chief Financial Officer of the Company since 1994 and as Treasurer since 1996. From 1991 until 1994, Mr. Garver served as Controller of Watkins Printing Company located in Columbus, Ohio. From 1988 until 1991, Mr. Garver served as Manager of Financial Operations for LCI International, Inc. headquartered in Dublin, Ohio. Mr. Garver is a Certified Public Accountant.

     William W. Johnston has been a Director of the Company since 1990 and has served as Secretary of the Company since 1990 and as general counsel to the Company since 1989. From 1982 to 1990, Mr. Johnston was a partner in the law firm of Crabbe, Brown, Jones, Potts and Schmidt located in Columbus, Ohio. Mr. Johnston currently practices law in his own firm located in Worthington, Ohio. From 1976 to 1982, Mr. Johnston was the Chairman of the Ohio Industrial Commission.

     Charles F. Dugan II has been a Director of the Company since 1994 and has served as Assistant Secretary of the Company since 1992. Mr. Dugan has served as counsel to the Company since 1987. From 1970 to 1990, Mr. Dugan was a partner in the law firm of Vorys, Sater, Seymour and Pease located in Columbus Ohio. Mr. Dugan currently practices law in his own firm located in Columbus, Ohio.

     Paul M. Cash has been a Director of the Company since 1990 and has served as a human resource consultant to the Company since 1989. Prior to 1989, Mr. Cash served as Director of Administrative Operations and Personnel Director of Accuray Corporation (now a part of Combustion Engineering) located in Columbus, Ohio.

     M. R. Swartz has been a Director of the Company since 1991. Mr. Swartz is the owner and operator of the Dairy Depot restaurant located in Delaware, Ohio. From 1970 to 1984, Mr. Swartz served as Finance Director for the City of Delaware, Ohio.

BOARD OF DIRECTORS

     General. The Company's Amended Code of Regulations (which will be adopted immediately prior to completion of the Offering) provides that initially there shall be six directors divided into two classes, with regular two-year staggered terms. Messrs. Johnston, Cash and Swartz will serve as Class I directors and hold office until the 1997 annual shareholders' meeting, and Messrs. Schilg, Costello and Dugan will be Class II directors and will hold office until the 1998 annual shareholders' meeting. All officers of the Company serve at the pleasure of the Board of Directors.

     Committees. The Company's Board of Directors established a Compensation Committee and an Audit Committee.

     The Compensation Committee will administer the Company's compensation programs and perform such other duties as may from time to time be determined by the Board of Directors. The Compensation Committee is comprised of Messrs. Johnston, Dugan and Cash.

     The Audit Committee will review the scope and results of the annual audit of the Company's consolidated financial statements conducted by the Company's independent accountants, the scope of other services provided by the Company's independent accountants, proposed changes in the Company's financial and accounting standards and principles, and the Company's policies and procedures with respect to its internal accounting, auditing and financial controls. The Audit Committee will also examine and consider other matters relating to the financial affairs and accounting methods of the Company, including selection and retention of the Company's independent accountants. The Audit Committee is comprised of Messrs. Schilg, Cash, and Swartz.

     Compensation. Directors who are not corporate employees of the Company will receive $500 for each Board of Directors meeting attended, plus out-of-pocket expenses incurred in connection with attendance at such meetings. The Company also granted to each director who is not a corporate employee of the Company options under the Incentive Stock Plan to purchase 5,000 Common Shares at an exercise price equal to the initial offering price. See
"Management -- Incentive Stock Plan." Directors who are corporate employees will not receive any separate compensation for their services as directors.

KEY-MAN LIFE INSURANCE

     The Company has obtained and intends to maintain key-man life insurance on the life of Mr. Schilg in the amount of $2 million and on the life of Mr. Costello in the amount of $1 million. The Company is the owner, beneficiary and premium payor of each of such policies. See "Risk Factors -- Dependence Upon Key Personnel."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Board of Directors of the Company has not previously had a formal Compensation Committee. Decisions concerning compensation of executive officers of the Company were made by the Company's Board of Directors, subject to the provisions of any applicable employment agreements. In the past, a significant portion of the total compensation of Messrs. Schilg and Costello has been in the form of year-end bonuses determined based upon the income and revenues of the Company. The Company created a Compensation Committee and appointed Messrs. Johnston, Dugan and Cash to serve on it. The Compensation Committee will determine the compensation of the Company's executive officers, subject to the provisions of any applicable employment agreements. See
"Management -- Employment Agreements."

     During the year ended December 31, 1995, Messrs. Johnston and Dugan received fees for legal services provided to the Company in the amounts of $85,825 and $26,262, respectively, and Mr. Cash received fees for consulting services provided to the Company in the amount of $35,022. Following the completion of the Offering, the Company intends to continue to use the services of Messrs. Johnston, Dugan and Cash. Each of Messrs. Johnston, Dugan and Cash have entered into a standard client agreement with the Company pursuant to which each of them is both a client and a worksite employee of the Company. The Company has provided, and expects to continue to provide, PEO services to such individuals upon terms and conditions no more favorable to such individuals than those generally provided to the Company's other clients.

EXECUTIVE COMPENSATION

     The following table sets forth the total compensation paid or accrued by the Company on behalf of the Chief Executive Officer and the only other executive officer of the Company who received an annual salary and bonus in excess of $100,000 (hereafter collectively referred to as the "Named Executive Officers") for services rendered during 1995:

                           SUMMARY COMPENSATION TABLE

                                                                     ANNUAL COMPENSATION(1)
                                                               -----------------------------------
            NAME AND PRINCIPAL POSITION               YEAR     SALARY(2)     BONUS(3)     OTHER(4)
----------------------------------------------------  ----     ---------     --------     --------
Richard C. Schilg...................................  1995     $ 181,010     $158,790      $4,529
  Chairman of the Board, President and Chief
  Executive Officer
Kevin T. Costello...................................  1995     $ 178,316     $ 98,285      $4,529
  Senior Vice President and Chief Operating Officer

---------------
(1) Under rules promulgated by the Commission, since the Company was not a reporting company during the three immediately preceding fiscal years, only the information with respect to the most recent completed fiscal year is noted in the Summary Compensation Table.

(2) Includes commissions in the amounts of $51,010 and $97,716 paid to Mr. Schilg and Mr. Costello, respectively.

(3) The bonuses of Messrs. Schilg and Costello were determined by the Board of Directors of the Company based upon the income and revenues of the Company.

(4) Represents health care insurance premiums paid by the Company for the benefit of the indicated Named Executive Officer.

EMPLOYMENT AGREEMENTS

     Richard C. Schilg. At the completion of the Offering, Mr. Schilg will execute an employment agreement with the Company pursuant to which he will agree to serve as Chairman of the Board, President and Chief Executive Officer of the Company for a period of three years and, unless terminated in accordance with the provisions therein, on the first day of each month that the agreement is in effect, the remaining term thereof will be automatically extended for one additional month. Under the terms of the agreement, Mr. Schilg will receive an annual base salary of $195,000, plus incentive compensation in an amount to be determined by the Company's Compensation Committee based upon various factors including the Company's results of operations and financial condition and Mr. Schilg's performance during the relevant period. In addition to such base salary and incentive compensation, Mr. Schilg will continue to receive commissions on sales to clients for which he is responsible pursuant to terms and conditions to be determined by the Company's Compensation Committee. In the event Mr. Schilg's employment is terminated for cause, the Company will pay Mr. Schilg the compensation and benefits due under his employment agreement through the date of such termination. Mr. Schilg's employment agreement contains certain non-competition and non-solicitation provisions which prohibit him from competing with the Company during his employment by the Company and for a period of one year after termination of his employment.

     The Company has agreed to maintain one or more life insurance policies on the life of Mr. Schilg in an aggregate amount sufficient to pay Mr. Schilg's widow at least $48,000 per year for 15 years in the event that he dies prior to his retirement. No such benefit will be paid in the event that Mr. Schilg dies after his retirement. In addition, upon Mr. Schilg's retirement on or after his sixty-fifth birthday, the Company will pay him an amount calculated to be equal to the maximum loan available from such insurance policy which will not cause the insurance policy to lapse prior to his life expectancy. Thereafter, such amount shall be recalculated on an annual basis and the Company will pay Mr. Schilg any increase in such amount.

     Pursuant to Mr. Schilg's employment agreement, the Company agreed to grant to Mr. Schilg the right to purchase 50,000 Common Shares at an exercise price equal to the initial offering price, subject to vesting 20% per year over five years. These options will expire ten years after the date of grant and will be subject to the terms and conditions of the Company's Incentive Stock Plan. See "Management -- Incentive Stock Plan."

     Kevin T. Costello. At the completion of the Offering, Mr. Costello will execute an employment agreement with the Company pursuant to which he will agree to serve as Senior Vice President of Operations and Chief Operating Officer of the Company for a period of three years and, unless terminated in accordance with the provisions therein, on the first day of each month that the agreement is in effect, the remaining term thereof will be automatically extended for one additional month. Under the terms of the agreement, Mr. Costello will receive an annual base salary of $175,000, plus incentive compensation in an amount to be determined by the Company's Compensation Committee based upon various factors including the Company's results of operations and financial condition and Mr. Costello's performance during the relevant period. In addition to such base salary and incentive compensation, Mr. Costello will continue to receive commissions on sales to clients for which he is responsible pursuant to terms and conditions to be determined by the Company's Compensation Committee. In the event Mr. Costello's employment is terminated for cause, the Company will pay Mr. Costello the compensation and benefits due under his employment agreement through the date of such termination. Mr. Costello's employment agreement contains certain noncompetition and non-solicitation provisions which prohibit him from competing with the Company during his employment by the Company and for a period of one year after termination of his employment.

     The Company has agreed to maintain one or more life insurance policies on the life of Mr. Costello in an aggregate amount sufficient to pay Mr. Costello's widow at least $24,000 per year for 15 years in the event that he dies prior to his retirement. No such benefit will be paid in the event that Mr. Costello dies after his retirement. In addition, upon Mr. Costello's retirement on or after his sixty-fifth birthday, the Company will pay him an amount calculated to be equal to the maximum loan available from such insurance policy which will not cause the insurance policy to lapse prior to his life expectancy. Thereafter, such amount shall be recalculated on an annual basis and the Company will pay Mr. Costello any increase in such amount.

     Pursuant to Mr. Costello's employment agreement, the Company agreed to grant to Mr. Costello the right to purchase 50,000 Common Shares at an exercise price equal to the initial offering price, subject to vesting 20% per year over five years. These options will expire ten years after the date of grant and will be subject to the terms and conditions of the Company's Incentive Stock Plan. See "Management -- Incentive Stock Plan."

INCENTIVE STOCK PLAN

     The Board of Directors of the Company adopted, and the shareholders approved, the Company's 1996 Incentive Stock Plan (the "Incentive Stock Plan"). The purpose of the Incentive Stock Plan is to advance the long-term interests of the Company by (i) motivating executive and other personnel by means of long-term incentive compensation, (ii) furthering the identity of interests of participants with those of the shareholders of the Company through the ownership and performance of the Common Shares of the Company, and (iii) permitting the Company to attract and retain directors and executive personnel upon whose judgment the successful conduct of the business of the Company largely depends.

     The maximum number of Common Shares with respect to which awards may be granted under the Incentive Stock Plan will be 350,000 and the maximum number of Common Shares that may be awarded during any calendar year may not exceed 10% of the total number of issued and outstanding Common Shares of the Company. The Common Shares to be issued by the Company under the Incentive Stock Plan will be made available from authorized but unissued Common Shares or from treasury shares. The Incentive Stock Plan will contain customary provisions with respect to adjustments for share splits and similar transactions and the rights of participants upon mergers and other business combinations. The Incentive Stock Plan will provide for stock option, stock appreciation rights, restricted stock, phantom stock and performance awards. No award under the Incentive Stock Plan may be granted after December 31, 2006. The Incentive Stock Plan may be amended or terminated at any time by the Board of Directors, except that no amendment may be made without shareholder approval if the Committee determines that such approval is necessary to comply with any tax or regulatory requirement, including any approval requirement which is a prerequisite for exemptive relief from Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for which or with which the Committee determines that it is desirable to qualify or comply.

     The Company granted to each of Mr. Schilg and Mr. Costello options under the Incentive Stock Plan to purchase 50,000 Common Shares at an exercise price equal to the initial offering price, subject to vesting 20% per year over five years. The Company also granted to each director who is not a corporate employee of the Company options under the Incentive Stock Plan to purchase 5,000 Common Shares at an exercise price equal to the initial offering price.

                              CERTAIN TRANSACTIONS

CERTAIN BUSINESS RELATIONSHIPS

     William W. Johnston, a Director and the Secretary of the Company, serves as counsel to the Company. During the fiscal year ended December 31, 1995, Mr. Johnston received $85,825 in remuneration for providing legal services to the Company.

     Charles F. Dugan II, a Director and the Assistant Secretary of the Company, serves as counsel to the Company. During the fiscal year ended December 31, 1995, Mr. Dugan received $26,262 in remuneration for providing legal services to the Company.

     Paul M. Cash, a Director of the Company, provides human resources consulting services to the Company. During the fiscal year ended December 31, 1995, Mr. Cash received $35,022 in remuneration for providing such consulting services to the Company.

     Each of Messrs. Johnston, Dugan and Cash have entered into a standard client agreement with the Company pursuant to which each of them is both a client and a worksite employee of the Company. The Company has provided, and expects to continue to provide, PEO services to such individuals upon terms and conditions no more favorable to such individuals than those generally provided to the Company's other clients. See "Management -- Compensation Committee Interlocks and Insider Participation."

GUARANTY OF COMPANY DEBT

     Mr. Schilg has personally guaranteed the Company's performance of its obligations under its credit facility with a bank. No amounts are currently owed by the Company under such credit facility. The Company's lender has agreed to release Mr. Schilg from his guaranty upon completion of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Shares by: (i) each of the Named Executive Officers and directors, (ii) each other person (or group of persons) who is known by the Company to own beneficially 5% or more of the Company's Common Shares, and (iii) all directors and executive officers of the Company as a group.

                                                      SHARES BENEFICIALLY       SHARES BENEFICIALLY
                                                        OWNED PRIOR TO              OWNED AFTER
                                                           OFFERING                 OFFERING(3)
                 NAME AND ADDRESS                    ---------------------     ---------------------
             OF BENEFICIAL OWNER(1)(2)                NUMBER       PERCENT      NUMBER       PERCENT
             -------------------------               ---------     -------     ---------     -------
Richard C. Schilg(4)...............................  1,181,464       56.7%     1,181,464       35.4%
Kevin T. Costello(4)...............................    423,200       20.3        423,200       12.7
Charles F. Dugan II................................     32,200        1.5         32,200       *
Paul M. Cash.......................................      9,936       *             9,936       *
M. R. Swartz.......................................     11,960       *            11,960       *
William W. Johnston................................          0        0.0              0        0.0
All directors and executive officers as a group
  (6 persons)(4)...................................  1,658,760       79.6      1,658,760       49.7

---------------
 *  Less than 1.0%

(1) The address of each of the executive officers and directors is c/o TEAM America Corporation, 110 E. Wilson Bridge Road, Worthington, Ohio 43085.

(2) Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and dispositive power over these shares. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those shares.

(3) Assumes no exercise of the Underwriters' over-allotment option.

(4) If the Underwriters' over-allotment option is exercised in full, Mr. Schilg and Mr. Costello each will offer for sale an additional 50,000 Common Shares. If such over-allotment option is exercised in full, Mr. Schilg will be the beneficial owner of 1,131,464 shares or 33.1% of the Common Shares outstanding after the Offering, Mr. Costello will be the beneficial owner of 373,200 shares or 10.9% of the Common Shares after the Offering, and all directors and executive officers as a group will be the beneficial owners of 1,558,760 shares or 45.5% of the Common Shares outstanding after the Offering.

                          DESCRIPTION OF CAPITAL STOCK

     As of the date of this Prospectus and prior to giving effect to the 184-to-1 split of the Common Shares of the Company and the other changes to the capital stock of the Company contemplated in the following paragraph, the authorized capital stock of the Company consisted of the following: (i) 7,500 Class A Preferred Shares, $100 par value, of which 198 shares are issued and outstanding (such shares being held of record by four shareholders); (ii) 7,500 Class A Common Shares, without par value, of which 4,713 shares are issued and outstanding (such shares being held of record by 32 shareholders); and (iii) 7,500 Class B Common Shares, without par value, of which 6,421 shares are issued and outstanding (such shares being held of record by one shareholder).

     Pursuant to the Company's Amended Articles of Incorporation which were filed with the Ohio Secretary of State prior to the issuance and delivery of the Common Shares offered hereby, the following changes to the Company's capital stock were made: (a) all issued Class A Common Shares and Class B Common Shares of the Company were converted to shares of a single class of Common Shares and the classes of Class A Common Shares and Class B Common Shares were eliminated;
(b) the number of authorized Common Shares was increased to 10,000,000 and each outstanding Common Share was split 184-to-1; (c) the 198 issued and outstanding Class A Preferred Shares were converted into 36,432 Common Shares; and (d) the class of Class A Preferred Shares was eliminated and replaced with two new classes of preferred shares consisting of 500,000 authorized voting preferred shares and 500,000 authorized nonvoting preferred shares.

     The following statements include a summary of the material provisions of the Company's Amended Articles of Incorporation and its Amended Code of Regulations in the form to be adopted by the Company's shareholders and directors on or immediately prior to the issuance and delivery of the Common Shares offered hereby, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part (the "Registration Statement"). This summary does not purport to be complete and is qualified in its entirety by reference to such exhibits.

AUTHORIZED CAPITAL STOCK

     The authorized capital stock of the Company consists of 10,000,000 Common Shares, without par value, and 1,000,000 Preferred Shares, without par value, consisting of 500,000 Class A Voting Preferred Shares (the "Class A Preferred Shares") and 500,000 Class B Nonvoting Preferred Shares (the "Class B Preferred Shares").

COMMON SHARES

     When the Common Shares sold in the Offering are fully paid for, they will be validly issued, fully paid and nonassessable. Holders of Common Shares are entitled to one vote per share on all matters that properly come before the shareholders, including the election of directors. The Common Shares do not have cumulative voting rights and, therefore, a simple majority of the Common Shares present and voting at a meeting of shareholders will be able to elect all of the directors to be elected at such meeting. Holders of Common Shares are entitled to receive dividends when, as and if declared by the Board of Directors of the Company out of funds legally available therefor. The Company presently intends to retain its earnings to finance the future growth and development of its business and, therefore, does not expect to pay cash dividends in the foreseeable future. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the affairs of the Company, holders of Common Shares are entitled to receive ratably the net assets of the Company available for distribution after the Company's creditors are paid. Holders of Common Shares have no preemptive, redemption or conversion rights.

TRANSFER AGENT

     The transfer agent for the Common Shares is National City Bank, Cleveland, Ohio.

PREFERRED SHARES

     No Preferred Shares are outstanding. The Class A Preferred Shares and the Class B Preferred Shares are identical except that Class A Preferred Shares have voting rights and Class B Preferred Shares do not have voting rights. No other terms of any Preferred Shares have been established. The Board of Directors has the authority, without shareholder approval, to issue Preferred Shares and to determine their terms (except voting rights) including the dividend or distribution rate, the dates of payment of dividends or distributions and the dates from which they are cumulative, liquidation price, redemption rights and price, conversion rights and other rights to the extent permitted by law from time to time. Class A Preferred Shares may be issued with voting or conversion rights which may adversely affect the voting power of holders of Common Shares. The issuance of a series or class of Preferred Shares could be used to hinder or delay a takeover bid for the Company which might have the effect of inhibiting such bids and decreasing the chance of the shareholders realizing a premium over market price for their Common Shares as a result of such a takeover bid. The Company does not have any current plan, arrangement or understanding to issue any Preferred Shares.

CERTAIN CHARTER PROVISIONS

     Certain provisions of the Company's Articles of Incorporation and Code of Regulations may have the effect of deterring companies or other persons from making takeover bids for control of the Company or may be used to hinder or delay a takeover bid thereby decreasing the chance of the shareholders of realizing a premium over market price for their Common Shares as a result of such bids. The relevant provisions of the Company's Articles of Incorporation are (a) a provision that requires the approval of holders of 75% of the Company's voting shares for certain business combinations involving shareholders who beneficially own more than 20% of the Company's outstanding shares and (b) a provision authorizing the Company to purchase its capital shares by action of the Board of Directors. The relevant provisions of the Code of Regulations are
(i) a provision that divides the Board of Directors into two classes with staggered two year terms if the size of the Board of Directors is six or more but less than nine persons, and that will divide the Board into three classes with staggered terms of three years each if the size of the Board is increased to nine or more, which may be done by the Board of Directors, (ii) a provision that prevents shareholders from nominating directors from the floor at the annual meeting, (iii) a provision that requires a vote of holders of 75% of the voting shares to remove a director (but only for cause), (iv) a provision that requires certain amendments to the Code of Regulations to be approved by holders of 75% of the voting shares if such amendments are not approved by at least three-fourths of the directors, (v) a provision that restricts the right of shareholders to call a special meeting of shareholders unless holders of 50% of the voting shares join in the request for a call, and (vi) a provision that requires a vote of holders of 75% of the voting shares to change the number of directors although such number may be changed within the range of 3 to 15 by the Board of Directors without shareholder approval.

CERTAIN LAWS

     The Company is subject to the Ohio Control Share Acquisition Law, which requires that, subject to certain exemptions, any acquisition of shares having one-fifth to one-third, one-third to one-half or a majority or more of the Company's voting power be made only with the prior authorization of the holders of a majority of the voting shares present at the meeting held to obtain such authorization and a majority of the holders of shares who are disinterested. The Company is also subject to Chapter 1704 of the Ohio Revised Code. Under Chapter 1704, the Company may not engage in a Chapter 1704 transaction (a term that broadly includes mergers, asset and stock sales and other financing transactions) with an interested shareholder (a person or entity that controls 10% or more of the Company's voting power) for three years after the interested shareholder became such unless the directors of the Company approved the transaction or the purchase of shares by the interested shareholder in advance. The Company will exempt the Selling Shareholders from Chapter 1704. Chapter 1704 transactions between an interested shareholder who has held such shares for three years and the Company that were not approved by the directors in advance are subject to additional shareholder approval requirements or fairness criteria. The provisions of Chapter 1704 may deter or prevent takeover bids that have not been approved in advance by the directors and may decrease the chances of shareholders realizing a premium over market price for their Common Shares as the result of such a takeover bid.

                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL

     Upon consummation of the Offering, the Company will have 3,335,088 Common Shares outstanding (3,422,588 Common Shares if the Underwriters' over-allotment option is exercised in full), of which the 1,250,000 shares (1,437,500 shares if the Underwriters' over-allotment option is exercised in full) offered hereby will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by an "affiliate" of the Company (in general, a person who has a control relationship with the Company), which shares will be subject to the resale limitations, described below, or Rule 144 promulgated under the Securities Act. The remaining 2,085,088 shares (1,985,088 shares if the Underwriters' over-allotment option is exercised in full) are deemed to be "restricted securities," as that term is defined under Rule 144, in that such shares were issued and sold by the Company in private transactions not involving a public offering and, as such, may only be sold pursuant to an effective registration under the Securities Act, in compliance with the exemption provisions of Rule 144 or pursuant to another exemption under the Securities Act. An aggregate of 426,328 shares of such restricted securities may be eligible for sale in the public market immediately after the Offering pursuant to Rule 144(k) under the Securities Act (none of these shares are subject to the lock-up arrangements with the Underwriters described in the following paragraph). An additional 1,493,160 shares (1,443,160 shares if the Underwriters' over-allotment option is exercised in full) of such restricted shares will be eligible for sale under Rule 144 (subject to certain recurring three-month volume limitations prescribed by Rule 144 and the lock-up arrangements with the Underwriters described in the following paragraph) commencing 90 days after the Offering, and the balance of 165,600 shares (115,600 shares if the Underwriters' over-allotment option is exercised in full) will become so eligible in October 1998. See "Risk Factors -- Shares Eligible for Future Sale."

     All of the directors and executive officers of the Company, beneficially holding in the aggregate 1,658,760 Common Shares (1,558,760 Common Shares if the Underwriters' over-allotment option is exercised in full) upon consummation of the Offering, have agreed with the Underwriters not to sell or otherwise dispose of any of those Common Shares for a period of 180 days after the date of this Prospectus without the written consent of the Representatives; provided, however, that the Company may issue and sell up to 350,000 Common Shares pursuant to the Incentive Stock Plan in effect on the date of this Prospectus. The Representatives may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to the Lock-up Agreements.

     In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated with an affiliate), who has owned restricted Common Shares beneficially for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the common stock is quoted on Nasdaq National Market, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the company for at least three months immediately preceding the sale and who has beneficially owned Common Shares for at least three years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above. The Securities and Exchange Commission (the "Commission") is currently considering a proposal to reduce the Rule 144 holding period for restricted securities to one year.

     The Company intends to file a registration statement under the Securities Act to register Common Shares reserved for issuance under the Incentive Stock Plan, thereby permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. The Company has reserved up to 350,000 Common Shares for issuance under the Incentive Stock Plan. See "Management -- Incentive Stock Plan."

     No prediction can be made as to the effect, if any, that public sales of Common Shares or the availability of such shares for sale will have on the market prices of the Common Shares prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Shares may be sold in the public market may adversely affect prevailing market prices for the Common Shares and could impair the Company's ability in the future to raise additional capital through the sale of its equity securities.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement, each of the underwriters named below (the "Underwriters") has severally agreed to purchase, and the Company and the Selling Shareholders have agreed to sell to such Underwriter, the respective number of Common Shares set forth opposite the name of such Underwriter:

                                                                                 NUMBER
                                   UNDERWRITERS                                 OF SHARES
    --------------------------------------------------------------------------  ---------
    The Ohio Company..........................................................    380,000
    Roney & Co................................................................    380,000
    Alex. Brown & Sons Incorporated...........................................     30,000
    Donaldson, Lufkin & Jenrette Securities Corporation.......................     30,000
    A.G. Edwards & Sons, Inc. ................................................     30,000
    Morgan Stanley & Co. Incorporated.........................................     30,000
    PaineWebber Incorporated..................................................     30,000
    Robert W. Baird & Co. Incorporated........................................     20,000
    George K. Baum & Company..................................................     20,000
    J.C. Bradford & Co. ......................................................     20,000
    Cleary Gull Reiland & McDevitt Inc. ......................................     20,000
    Dain Bosworth Incorporated................................................     20,000
    First of Michigan Corporation.............................................     20,000
    J.J.B. Hilliard, W.L. Lyons, Inc. ........................................     20,000
    Raymond James & Associates, Inc. .........................................     20,000
    Janney Montgomery Scott Inc. .............................................     20,000
    Edward D. Jones & Co., L.P. ..............................................     20,000
    McDonald & Company Securities, Inc. ......................................     20,000
    Morgan Keegan & Company, Inc. ............................................     20,000
    NatCity Investments, Inc. ................................................     20,000
    The Robinson-Humphrey Company, Inc. ......................................     20,000
    Stifel, Nicolaus & Co. ...................................................     20,000
    Unterberg Harris..........................................................     20,000
    Wheat First Butcher Singer................................................     20,000
                                                                                ---------
              Total...........................................................  1,250,000
                                                                                =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Common Shares offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all Common Shares offered hereby (other than those covered by the over-allotment option described below) if any such shares are purchased.

     The Underwriters, for whom The Ohio Company and Roney & Co. are acting as Representatives (the "Representatives"), propose to offer part of the Common Shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a concession not in excess of $0.48 per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the Offering, the offering price and other selling terms may be changed. The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company, Richard C. Schilg and Kevin T. Costello have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 87,500, 50,000 and 50,000 additional Common Shares, respectively, at the public offering price set forth on the cover page of this

Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the sale of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite such Underwriter's name in the preceding table bears to the total number of shares in such table. In the event that the Underwriters exercise less than their full over-allotment option, the number of shares to be sold pursuant thereto shall be allocated first, to the Selling Shareholders on an equal basis, and second, to the Company to the extent that the number of shares to be sold exceeds 100,000.

     The Company and all of its directors and executive officers, who beneficially hold an aggregate of 1,658,760 Common Shares (1,558,760 Common Shares if the Underwriters' over-allotment option is exercised in full), have agreed that, for a period of 180 days following the date of this Prospectus, they will not, without the prior written consent of the Representatives, offer, sell, contract to sell, or otherwise dispose of any Common Shares of the Company (other than shares offered pursuant to this Prospectus) or any securities convertible into, or exercisable or exchangeable for Common Shares of the Company; provided, however, that the Company may issue and sell up to 350,000 Common Shares pursuant to the Incentive Stock Plan in effect on the date of this Prospectus.

     Prior to the Offering, there has not been any public market for the Common Shares of the Company. Consequently, the initial public offering price for the Common Shares included in the Offering will be determined by negotiations between the Company and the Representatives. Among the factors to be considered in determining such price are the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the past and present revenues and earnings of the Company, the prospects for the growth of the Company's revenues and earnings, the current state of the economy in the United States and the current level of economic activity in the industry in which the Company competes and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies that are comparable to the Company.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Underwriters have reserved for sale, at the initial public offering price, up to 75,000 of the Common Shares offered hereby for employees of the Company and certain other individuals who have expressed an interest in purchasing such Common Shares in the Offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

                                 LEGAL MATTERS

     Squire, Sanders & Dempsey L.L.P. has rendered an opinion as to the validity of the Common Shares offered hereby. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Porter, Wright, Morris & Arthur.

                                    EXPERTS

     The consolidated financial statements of the Company and its subsidiaries for each of the three years in the period ended December 31, 1995 included in this Prospectus and in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon, which appears elsewhere herein and in the Registration Statement. The financial statements have been included in reliance upon the report of such firm and upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission in Washington, D.C. a Registration Statement on Form S-1 under the Securities Act with respect to the Common Shares offered in the Offering. This Prospectus does not contain all of the information set forth in the Registration Statement and the Exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus concerning the provisions or contents of any contract or other document referred to herein are not necessarily complete. With respect to each such contract, agreement, or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description, and each such statement is deemed to be qualified in all respects by such reference.

     The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials may also be accessed electronically by means of the Commission's home page on the Internet at http:www.sec.gov.

     Upon completion of the Offering, the Company will be subject to the information requirements of the Exchange Act, and, in accordance therewith, will file reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information can be inspected and copied at the addresses, and may be accessed electronically at the Uniform Resource Locator, set forth above.

     Statements contained in this Prospectus as to the contents of any agreement, contract or other document are not necessarily complete, and in each instance reference is made to the copy of such agreement, contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                      [THIS PAGE LEFT INTENTIONALLY BLANK]

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants..............................................  F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995 and September 30, 1996...  F-3
Consolidated Statements of Income for the Years Ended December 31, 1993, 1994 and 1995
  and the nine months ended September 30, 1995 and 1996...............................  F-5
Consolidated Statement of Changes in Shareholders' Equity (Deficit) for the Years
  Ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996............................................................................  F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and
  1995 and the nine months ended September 30, 1995 and 1996..........................  F-7
Notes to Consolidated Financial Statements............................................  F-9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
TEAM America Corporation and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of TEAM AMERICA CORPORATION (an Ohio corporation) and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of income, changes in shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TEAM America Corporation and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Columbus, Ohio,
August 30, 1996 (except with respect
to the matters discussed in Note 13 as to which the date is December 4, 1996).

                   TEAM AMERICA CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

            AS OF DECEMBER 31, 1994 AND 1995 AND SEPTEMBER 30, 1996

                                                                       DECEMBER 31,
                                                                 -------------------------     SEPTEMBER 30,
                                                                    1994           1995            1996
                                                                 ----------     ----------     -------------
                                                                                                (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents....................................  $1,356,989     $1,938,253       $1,598,108
  Accounts receivable:
    Trade, net of allowance for doubtful accounts of $5,406,
      $3,266 and $0, respectively..............................     162,030        239,603          289,911
    Related parties............................................      48,268         38,041           41,200
    Employee advances..........................................     110,725         53,637          113,243
    Unbilled revenues..........................................   1,591,933      1,968,760        2,583,652
                                                                 ----------     ----------       ----------
         Total receivables.....................................   1,912,956      2,300,041        3,028,006
  Prepaid expenses.............................................      75,113         95,912           60,915
  Deferred income tax assets...................................      15,000         23,000           23,000
                                                                 ----------     ----------       ----------
         Total current assets..................................   3,360,058      4,357,206        4,710,029
                                                                 ----------     ----------       ----------
PROPERTY AND EQUIPMENT, net of accumulated depreciation and
  amortization.................................................     184,481        261,025          464,185
                                                                 ----------     ----------       ----------
OTHER ASSETS:
  Notes receivable.............................................          --         11,000            3,783
  Cash surrender value of life insurance policies..............     157,785        188,224          266,067
  Mandated benefit/security deposits...........................      59,907         83,429          109,499
  Deferred income tax assets...................................      57,000         49,000           49,000
  Other assets.................................................      28,175         35,785           59,153
                                                                 ----------     ----------       ----------
         Total other assets....................................     302,867        367,438          487,502
                                                                 ----------     ----------       ----------
         Total assets..........................................  $3,847,406     $4,985,669       $5,661,716
                                                                 ==========     ==========       ==========

                                                        (Continued on next page)

                   TEAM AMERICA CORPORATION AND SUBSIDIARIES

            AS OF DECEMBER 31, 1994 AND 1995 AND SEPTEMBER 30, 1996

                                                                        DECEMBER 31,                                PRO FORMA
                                                                  -------------------------     SEPTEMBER 30,     SEPTEMBER 30,
                                                                     1994           1995            1996              1996
                                                                  ----------     ----------     -------------     -------------
                                                                                                 (UNAUDITED)       (UNAUDITED)
                                                                                                                     NOTE 13
                                       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
  Accounts payable..............................................  $   60,614     $   46,081       $   32,723
  Accrued compensation..........................................   1,495,604      1,586,366        2,333,054
  Payroll taxes payable.........................................     834,325      1,233,319          805,596
  Workers' compensation premium payable.........................     838,990        915,350          695,645
  Federal and state income taxes payable........................      30,628        182,211          166,471
  Accrued expenses..............................................      10,051         16,903           94,920
  Client deposits...............................................     304,428        427,152          463,505
  Note payable..................................................      26,000         14,000               --
  Capital lease obligation, current portion.....................      22,853          9,155           13,870
                                                                  ----------     ----------       ----------
         Total current liabilities..............................   3,623,493      4,430,537        4,605,784
CAPITAL LEASE OBLIGATION, net of current position...............      20,616         11,461               --
DEFERRED RENT...................................................     150,711        143,418          124,305
DEFERRED COMPENSATION LIABILITIES...............................     157,785        188,224          266,067
                                                                  ----------     ----------       ----------
         Total liabilities......................................   3,952,605      4,773,640        4,996,156
                                                                  ----------     ----------       ----------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY (DEFICIT)
  Preferred Stock, $100,000 par value:
    Class A, 7,500 shares authorized; 0, 213 and 213 issued
      respectively; 0, 198 and 198 outstanding, respectively
      (aggregate liquidation preference $21,300)................          --         21,300           21,300         $     --
  Common Stock, no par value; 10,000,000 shares authorized;
    2,228,976 issued; 2,085,088 outstanding, pro forma..........          --             --               --          314,076
  Common Stock, no par value:
    Class A, 7,500 shares authorized; 5,693, 5,480 and 5,480
      issued, respectively; 5,311, 4,758 and 4,713 outstanding
      respectively..............................................     255,494        234,194          234,194               --
    Class B, 7,500 shares authorized; 6,421 issued and
      outstanding...............................................      59,757         59,757           59,757               --
  Excess purchase price.........................................     (83,935)       (83,935)         (83,935)         (83,935)
  Subscription receivable.......................................     (31,500)            --               --               --
  Retained earnings (deficit)...................................    (284,345)         5,228          461,359          461,359
                                                                  ----------     ----------       ----------         --------
                                                                     (84,529)       236,544          692,675          691,500
    Less -- Treasury stock, Common Class A shares of 382, 722
      and 767, respectively, at cost............................     (20,670)       (23,340)         (25,940)              --
    Less -- Treasury stock, Preferred Class A shares of 0, 15
      and 15, respectively, at cost.............................          --         (1,175)          (1,175)              --
    Less -- Treasury stock, Common Stock shares of 143,888, pro
      forma.....................................................          --             --               --          (25,940)
                                                                  ----------     ----------       ----------         --------
         Total stockholders' equity (deficit)...................    (105,199)       212,029          665,560         $665,560
                                                                                                                     ========
                                                                  ----------     ----------       ----------
         Total liabilities and stockholders' equity (deficit)...  $3,847,406     $4,985,669       $5,661,716
                                                                  ==========     ==========       ==========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                   TEAM AMERICA CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
             AND THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

                                                                                NINE MONTHS ENDED
                                               DECEMBER 31,                       SEPTEMBER 30,
                                  ---------------------------------------   -------------------------
                                     1993          1994          1995          1995          1996
                                  -----------   -----------   -----------   -----------   -----------
                                                                            (UNAUDITED)   (UNAUDITED)
REVENUES........................  $41,252,575   $56,070,617   $74,921,316   $55,019,581   $69,572,430
                                  -----------   -----------   -----------   -----------   -----------
DIRECT COSTS:
  Salaries and wages............   34,554,784    47,602,806    63,502,407    46,450,588    59,017,948
  Payroll taxes, workers'
     compensation premiums,
     employee benefits and
     other......................    4,018,691     5,578,069     7,594,264     5,860,089     6,788,562
                                  -----------   -----------   -----------   -----------   -----------
                                   38,573,475    53,180,875    71,096,671    52,310,677    65,806,510
                                  -----------   -----------   -----------   -----------   -----------
     Gross profit...............    2,679,100     2,889,742     3,824,645     2,708,904     3,765,920
                                  -----------   -----------   -----------   -----------   -----------
EXPENSES:
  Administrative salaries, wages
     and employment taxes.......    1,283,926     1,427,432     2,013,481     1,397,318     1,879,395
  Other general and
     administrative expenses....      645,831       857,261       995,620       640,308       956,761
  Advertising...................       60,694        66,258       116,319        71,611        81,842
  Depreciation and
     amortization...............       55,149        49,975        42,721        36,843        58,607
                                  -----------   -----------   -----------   -----------   -----------
     Total operating expenses...    2,045,600     2,400,926     3,168,141     2,146,080     2,976,605
                                  -----------   -----------   -----------   -----------   -----------
     Income from operations.....      633,500       488,816       656,504       562,824       789,315
OTHER EXPENSES..................      (46,764)      (37,561)     (120,069)      (79,577)       (2,883)
                                  -----------   -----------   -----------   -----------   -----------
     Income before income
       taxes....................      586,736       451,255       536,435       483,247       786,432
INCOME TAX (EXPENSE) BENEFIT....      171,850      (181,477)     (246,862)     (222,293)     (330,301)
                                  -----------   -----------   -----------   -----------   -----------
     Net income.................  $   758,586   $   269,778   $   289,573   $   260,954   $   456,131
                                  ===========   ===========   ===========   ===========   ===========
     Earnings per share.........  $      0.46   $      0.14   $      0.14   $      0.12   $      0.22
                                  ===========   ===========   ===========   ===========   ===========
     Weighted average shares
       outstanding..............    1,668,512     1,920,224     2,129,616     2,140,656     2,089,136
                                  ===========   ===========   ===========   ===========   ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                    TEAM AMERICA CORPORATION AND SUBSIDIARIES

      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                  AND THE NINE MONTHS ENDED SEPTEMBER 30, 1996

                                      CLASS A             CLASS B             CLASS A
                                   COMMON STOCK        COMMON STOCK       PREFERRED STOCK      RETAINED       EXCESS
                                 ----------------     ---------------     ---------------      EARNINGS      PURCHASE
                                 NUMBER   VALUE       NUMBER   VALUE      NUMBER   VALUE       (DEFICIT)      PRICE
                                 ------  --------     ------  -------     ------  -------     -----------    --------
BALANCE, December 31, 1992....   3,393   $243,994     3,221   $ 9,857         --  $    --     $(1,312,709)   $(83,935)
  Net income..................      --         --        --        --         --       --         758,586          --
                                 -----   --------     -----   -------        ---  -------     -----------    --------
BALANCE, December 31, 1993....   3,393    243,994     3,221     9,857         --       --        (554,123)    (83,935)
  Stock issued................   2,300     11,500     3,200    49,900         --       --              --          --
  Net income..................      --         --        --        --         --       --         269,778          --
                                 -----   --------     -----   -------        ---  -------     -----------    --------
BALANCE, December 31, 1994....   5,693    255,494     6,421    59,757         --       --        (284,345)    (83,935)
  Class A common stock
    exchanged for Class A
    preferred stock...........    (213)   (21,300)       --        --        213   21,300              --          --
  Stock repurchased as
    treasury, 340 shares of
    Class A common, at cost
    and 15 shares of Class A
    preferred stock, at cost..      --         --        --        --         --       --              --          --
  Subscriptions received in
    cash subsequent to
    year-end..................      --         --        --        --         --       --              --          --
  Net income..................      --         --        --        --         --       --         289,573          --
                                 -----   --------     -----   -------        ---  -------     -----------    --------
BALANCE, December 31, 1995....   5,480    234,194     6,421    59,757        213   21,300           5,228     (83,935)
  Stock repurchased as
    treasury, 45 shares of
    Class A common, at cost...      --         --        --        --         --       --              --          --
  Net income..................      --         --        --        --         --       --         456,131          --
                                 -----   --------     -----   -------        ---  -------     -----------    --------
BALANCE, September 30, 1996
  (unaudited).................   5,480   $234,194     6,421   $59,757        213  $21,300     $   461,359    $(83,935)
                                 =====   ========     =====   =======        ===  =======     ===========    ========

                                  TREASURY STOCK
                                -------------------  SUBSCRIPTION
                                 COMMON   PREFERRED  RECEIVABLES      TOTAL
                                --------  ---------  ------------  -----------
BALANCE, December 31, 1992....  $(20,670)  $    --     $     --    $(1,163,463)
  Net income..................        --        --           --        758,586
                                --------   -------     --------    -----------

BALANCE, December 31, 1993....   (20,670)       --           --       (404,877)
  Stock issued................        --        --      (31,500)        29,900
  Net income..................        --        --           --        269,778
                                --------   -------     --------    -----------
BALANCE, December 31, 1994....   (20,670)       --      (31,500)      (105,199)
  Class A common stock
    exchanged for Class A
    preferred stock...........        --        --           --             --
  Stock repurchased as
    treasury, 340 shares of
    Class A common, at cost
    and 15 shares of Class A
    preferred stock, at cost..    (2,670)   (1,175)          --         (3,845)
  Subscriptions received in
    cash subsequent to
    year-end..................        --        --       31,500         31,500
  Net income..................        --        --           --        289,573
                                --------   -------     --------    -----------
BALANCE, December 31, 1995....   (23,340)   (1,175)          --        212,029
  Stock repurchased as
    treasury, 45 shares of
    Class A common, at cost...    (2,600)       --           --         (2,600)
  Net income..................        --        --           --        456,131
                                --------   -------     --------    -----------
BALANCE, September 30, 1996
  (unaudited).................  $(25,940)  $(1,175)    $     --    $   665,560
                                ========   =======     ========    ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                   TEAM AMERICA CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
           AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996
                          INCREASE (DECREASE) IN CASH

                                                                                 NINE MONTHS ENDED
                                                   DECEMBER 31,                    SEPTEMBER 30,
                                       ------------------------------------   -----------------------
                                          1993         1994         1995         1995         1996
                                       ----------   ----------   ----------   ----------   ----------
                                                                              (UNAUDITED)  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.........................  $  758,586   $  269,778   $  289,573   $  260,954   $  456,131
  Depreciation and amortization......      55,149       49,975       42,721       36,843       58,607
  Loss on disposal of assets.........          --           --       14,995       14,995           --
  (Increase) decrease in operating
     assets:
     Accounts and notes receivable...     (12,255)    (556,271)    (398,085)    (191,010)    (720,748)
     Prepaid expenses................     (28,534)      (6,512)     (20,799)      19,909       34,997
     Mandated benefit/security
       deposits......................      28,191        8,350      (23,522)     (21,145)     (26,070)
     Deferred tax asset, net.........    (196,000)     144,000           --           --           --
  Increase (decrease) in operating
     liabilities:
     Accounts payable................      34,406      (67,137)     (14,533)     (34,940)     (13,358)
     Accrued expenses and other
       payables......................    (282,800)     781,094      724,551      (12,194)     161,537
     Client deposits.................     197,505      104,373      122,724      127,482       36,353
     Deferred liabilities............      44,954       78,379       23,146       40,682       58,730
                                        ---------    ---------    ---------    ---------    ---------
     Net cash provided by operating
       activities....................     599,202      806,029      760,771      241,576       46,179
                                        ---------    ---------    ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and
     equipment.......................     (42,022)     (15,950)    (133,870)    (101,655)    (261,474)
  Increase in cash surrender value of
     life insurance policies.........     (12,638)     (75,672)     (30,439)     (47,096)     (77,843)
  Investments in equity securities
     and precious metals.............          --           --       (8,000)          --      (23,661)
                                        ---------    ---------    ---------    ---------    ---------
     Net cash used in investing
       activities....................     (54,660)     (91,622)    (172,309)    (148,751)    (362,978)
                                        ---------    ---------    ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on note payable...........     (14,669)     (17,275)     (12,000)      (9,000)     (14,000)
  Payments on capital lease
     obligation......................     (22,561)     (29,444)     (22,853)     (21,918)      (6,746)
  Common stock issued................          --       29,900           --           --           --
  Purchase of treasury stock.........          --           --       (3,845)      (1,575)      (2,600)
  Subscriptions received in cash
     subsequent to year-end..........          --           --       31,500           --           --
                                        ---------    ---------    ---------    ---------    ---------
     Net cash used in financing
       activities....................     (37,230)     (16,819)      (7,198)     (32,493)     (23,346)
                                        ---------    ---------    ---------    ---------    ---------
     Net increase (decrease) in
       cash..........................     507,312      697,588      581,264       60,332     (340,145)

                                                        (Continued on next page)

                   TEAM AMERICA CORPORATION AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
           AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996
                          INCREASE (DECREASE) IN CASH

                                                                                 NINE MONTHS ENDED
                                                   DECEMBER 31,                    SEPTEMBER 30,
                                       ------------------------------------   -----------------------
                                          1993         1994         1995         1995         1996
                                       ----------   ----------   ----------   ----------   ----------
                                                                              (UNAUDITED)  (UNAUDITED)

CASH AND CASH EQUIVALENTS, beginning
  of period..........................  $  152,089   $  659,401   $1,356,989   $1,356,989   $1,938,253
                                        ---------    ---------    ---------    ---------    ---------
CASH AND CASH EQUIVALENTS, end of
  period.............................  $  659,401   $1,356,989   $1,938,253   $1,417,321   $1,598,108
                                        =========    =========    =========    =========    =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
  Cash paid during the period for:
     Interest........................  $   14,476   $   19,056   $   16,689   $    4,462   $    2,279
     Income taxes....................  $    9,552   $   32,620   $   87,403   $   85,274   $  333,847

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITY:

     During 1994, the Company issued 900 shares of Class B Common Stock in exchange for a promissory note in the amount of $31,500 which is shown as a reduction of shareholders' equity (deficit) and was subsequently fully repaid in 1996.

     During 1994, the Company entered into a capital lease agreement for equipment in the amount of $35,000.

     During 1995, the Company converted 213 shares of Class A Common Stock, valued at $21,300, into 213 shares of Class A Preferred Stock. The conversion was made pursuant to a preferred stock offering made to all Class A Common shareholders, and was made on a dollar for dollar basis.

The accompanying notes to consolidated financial statements are an integral part of these statements.

                   TEAM AMERICA CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1995

(1) NATURE AND SCOPE OF BUSINESS

     TEAM America Corporation, an Ohio corporation (the Company), is the largest professional employer organization (PEO) headquartered in Ohio and one of the oldest PEOs in the United States, having been founded in 1986. The Company provides, through "partnering" agreements, comprehensive and integrated human resource management services to small and medium-sized businesses, thereby allowing such businesses to outsource their human resource responsibilities. The Company offers a broad range of services including human resource administration, regulatory compliance management, employee benefits administration, risk management services and employees liability protection, payroll and payroll tax administration, and placement services. The Company provides such services by establishing an employment relationship with the worksite employees of its clients, contractually assuming substantial employer responsibilities with respect to worksite employees, and instructing its clients regarding employment practices. While the Company becomes the legal employer for most purposes, the client remains in operational control of its business. As of December 31, 1995, the Company provided professional employer services to approximately 185 client organizations and in excess of 3,100 worksite employees, substantially all of whom were located in the midwestern United States, principally Ohio.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation -- The Company's consolidated financial statements are prepared on the accrual basis in accordance with generally accepted accounting principles.

     Principles of Consolidation -- The consolidated financial statements include TEAM America Corporation and its twenty (20) subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

     Revenue Recognition -- Pursuant to the provisions of its standard client agreement, the Company is the legal employer of the client's worksite employees for most purposes and has the right, among others, to hire, supervise, terminate and set the compensation of such worksite employees. The Company bills its clients on each payroll date for (i) the actual gross salaries and wages, related employment taxes and employee benefits of the Company's worksite employees, (ii) actual advertising costs associated with recruitment, (iii) workers' compensation and unemployment service fees and (iv) an administrative fee. In addition, each client must pay a one-time enrollment fee of $50.00 plus $10.00 per worksite employee.

     The Company's average annual administrative fee is approximately $1,000 per employee. Such fee is computed based upon either a fixed fee per worksite employee or an established percentage of gross salaries and wages (subject to a guaranteed minimum fee per worksite employee), which fixed fee or percentage is negotiated at the time the client agreement is executed. The Company's administrative fee varies by client based primarily upon the nature and size of the client's business and the Company's assessment of the costs and risks associated with the employment of the client's worksite employees. Accordingly, the Company's administrative fee income will fluctuate based on the number and gross salaries and wages of worksite employees and the mix of client fee arrangements and terms.

     The Company does not bill its clients for its actual workers' compensation and unemployment costs, but rather bills its clients for such costs at rates which vary by client based upon the client's claims and rate history. The amount billed is intended (i) to cover payments made by the Company for insurance premiums and unemployment taxes, the Company's cost of contesting workers' compensation and unemployment claims, and other related administrative costs and
(ii) to compensate the Company for providing such services. The Company has an incentive to minimize its workers' compensation and unemployment costs because the Company bears the risk that its actual costs will exceed those billed to its clients, and, conversely, the Company profits in the event that it effectively manages such costs. The Company believes that this risk is

                   TEAM AMERICA CORPORATION AND SUBSIDIARIES

                           DECEMBER 31, 1994 AND 1995

mitigated by the fact that its standard client agreement provides that the Company, at its discretion, may adjust the amount billed to the client to reflect changes in the Company's direct costs, including without limitation statutory increases in employment taxes and insurance. Any such adjustment which relates to changes in direct costs is effective as of the date of the changes and all other changes require thirty days' prior notice.

     Consistent with PEO industry practice, the Company recognizes all amounts billed to its clients as revenue because the Company is at risk for the payment of its direct costs, whether or not the Company's clients pay the Company on a timely basis or at all. The Company also recognizes as revenue and as unbilled receivables, on an accrual basis, any such amounts which relate to services performed by worksite employees as of the end of the accounting period which have not yet been billed to the client because of timing differences between the day the Company's accounting period ends and its billing dates.

     Concentrations of Credit Risk -- Financial instruments, which potentially subject the Company to a concentration of credit risk, consist principally of accounts receivable. The Company provides its services to its customers based upon an evaluation of the customer's financial condition. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company mitigates such exposure by requiring deposits, letters of credit or personal guarantees from the majority of its customers. Exposure to credit losses is monitored by the Company, and allowances for anticipated losses are maintained.

     Cash and Cash Equivalents -- Cash and cash equivalents consist of cash and highly liquid investments with maturities of three months or less.

     Property and Equipment -- Property and equipment is stated at cost with depreciation and amortization computed on the straight-line method over the estimated useful lives of the respective assets. Additions and betterments to property and equipment over certain minimum dollar amounts are capitalized. Repair and maintenance expenses are expensed as incurred. The following is a summary of the Company's property, plant and equipment and the associated accumulated depreciation and amortization at December 31:

                                                                       1994         1995
                                                                     --------     --------
    Furniture and fixtures.........................................  $301,061     $305,790
    Computer hardware and software.................................    37,861      141,078
    Leasehold improvements.........................................    30,421       30,805
                                                                     --------     --------
              Total property and equipment.........................   369,343      477,673
    Less: Accumulated depreciation and amortization................   184,862      216,648
                                                                     --------     --------
              Property and equipment, net..........................  $184,481     $261,025
                                                                     ========     ========

     Depreciation and amortization is provided over the estimated useful lives of the assets using the straight-line method. The Company capitalizes and depreciates purchased software, and expenses as incurred any software it develops. The estimated useful lives are as follows:

                                                                                    YEARS
                                                                                    -----
    Furniture and fixtures........................................................    7
    Computer hardware and software................................................    5
    Leasehold improvements........................................................    5

     Other Assets -- Other assets primarily consist of investments in securities which are stated at cost because no readily ascertainable market values are available.

                   TEAM AMERICA CORPORATION AND SUBSIDIARIES

                           DECEMBER 31, 1994 AND 1995

     Deferred Rent -- The Company entered into the lease of its corporate headquarters in 1990. This lease included inducements in the early periods of the lease, including the first six months being rent free, with following years' payments having scheduled increases. In accordance with generally accepted accounting principles, rent expense is recognized on a straight-line basis over the life of the lease. Consequently, a deferred credit has been generated, which will be amortized over the remaining years of the lease (until the year 2000).

     Advertising -- Advertising expenses relate to promotional materials and are expensed as incurred.

     Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Fair Value of Financial Instruments -- The carrying amounts of current assets and liabilities approximate their fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount of the long-term debt obligation with a bank approximates its fair value as the underlying financial instrument is a variable rate note that reprices frequently. Notes receivable have no readily ascertainable market value. Other assets at December 31, 1994 and 1995 include investments in privately held non-traded equity securities ($4,500) and real estate ($22,526) for which there is no readily ascertainable market value, as well as investments in precious metals ($0 and $8,000, respectively) which are stated at cost.

     Earnings Per Share -- Earnings per share was computed by dividing net income by the weighted average of shares of common stock outstanding and common stock equivalents outstanding during the respective periods, and has been restated for the 184-to-1 stock split, as of the effective date of the registration statement. In 1995, there were no common stock equivalents. For 1994 common stock equivalents were anti-dilutive, and therefore, were not included in the weighted average number of common stock shares. The Company used the modified treasury stock method as prescribed by Accounting Principles Board Opinion No. 15 to compute earnings per share in 1993 since the number of options outstanding was in excess of 20% of common stock shares issued and outstanding. Adjustments to 1993 net income relate to interest savings. The computation adjusted net income and weighted average common and common equivalent shares used in the calculation of earnings per common share as follows:

                                                                                  1993
                                                                               ----------
    Weighted average of common stock shares outstanding....................     1,146,688
    Dilutive effect of options and warrants outstanding....................       521,824
                                                                               ----------
    Weighted average of common stock and common stock equivalent shares....     1,668,512
                                                                               ==========
    Net income.............................................................    $  758,586
    Adjustments to net income..............................................         3,334
                                                                               ----------
    Net income for purposes of the earnings per common share calculation...    $  761,920
                                                                               ==========
    Earnings per common stock and common stock equivalent share............    $     0.46
                                                                               ==========

     Unaudited Interim Consolidated Financial Statements -- The accompanying interim consolidated financial statements as of September 30, 1996 and for the nine months ended September 30, 1995 and 1996, are unaudited. However, in the opinion of management, these interim statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position, results of operations, changes in shareholders' equity and cash flows of TEAM America Corporation and its subsidiaries.

                   TEAM AMERICA CORPORATION AND SUBSIDIARIES

                           DECEMBER 31, 1994 AND 1995

     Accounting Pronouncements Not Yet Effective -- Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting For Stock Based Compensation" establishes a fair value based method of accounting for stock-based compensation plans. It encourages entities to adopt that method in place of the provisions of APB Opinion No. 25, "Accounting for Stock Issue to Employees" (APB 25), for all arrangements under which employees receive shares or other equity instruments from the employer. The Company will continue to follow APB 25 and will comply with the specific provisions of SFAS 123 that require pro forma disclosures concerning compensation expense in the notes to the financial statements for 1996. Accordingly, the adoption of SFAS 123 will not impact the results of financial position or operating results of the Company.

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of " ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company adopted SFAS 121 effective January 1, 1996. Adoption of SFAS 121 did not have a material impact on the Company's financial position or results of operations.

(3) DEBT OBLIGATIONS

     The Company had a demand note payable to a bank, bearing interest at the prime rate plus 2% (10.5% at December 31, 1994 and 1995). The note was secured by all business assets and was guaranteed by an officer of the Company. This note was repaid in full in 1996.

     The Company has executed a $500,000 promissory note to a bank which, at the bank's sole discretion, would allow the Company to obtain advances up to such amount without negotiating or exercising any further agreements. Borrowings under this credit facility are payable upon demand and bear interest at the bank's prime rate plus 0.5% (9.0% at December 31, 1995). The credit facility is unsecured, but has been guaranteed by an officer of the Company. As of December 31, 1995, no borrowings were outstanding under this credit facility.

(4) CAPITAL LEASE

     The Company has a capitalized lease obligation for equipment.

     Future minimum lease payments are due as follows:

    1996.......................................................................  $11,445
    1997.......................................................................   11,445
    1998.......................................................................      954
                                                                                 -------
                                                                                  23,844
    Less: amount representing interest.........................................   (3,228)
                                                                                 -------
                                                                                  20,616
    Less: current portion......................................................   (9,155)
                                                                                 -------
    Capital lease obligation, net of current portion...........................  $11,461
                                                                                 =======

     The cost and related accumulated amortization of the assets capitalized under capital lease was $121,718 and $84,256 at December 31, 1994 and $35,569 and $21,341 at December 31, 1995, respectively.

                   TEAM AMERICA CORPORATION AND SUBSIDIARIES

                           DECEMBER 31, 1994 AND 1995

(5) COMMITMENTS

     The Company leases office facilities, automobiles and certain office equipment under long-term agreements expiring through 2000, which are accounted for as operating leases. The following is a schedule of future minimum lease payments due as of December 31, 1995:


    YEAR ENDING
    DECEMBER 31,
    ------------
       1996...................................................................  $156,000
       1997...................................................................   166,000
       1998...................................................................   175,000
       1999...................................................................   175,000
       2000...................................................................   125,000
                                                                                --------
                                                                                $797,000
                                                                                ========

     Rent expense under all operating leases was $155,086, $148,989 and $166,337 for the years ended December 31, 1993, 1994 and 1995, respectively.

     The Company currently has agreements with certain officers and other employees which call for payment of commissions on future revenues from clients brought in by the employees. The amount of such payments is determined by the achievement of certain sales goals while such employees are employed with the Company, as well as the level of sales from such employees' clients subsequent to termination for a certain period, as defined. These commission agreements are subject to compliance with non-compete agreements which are effective for one year beyond an employee's termination date. The Company incurred no expense relating to such agreements in 1993, 1994 or 1995.

(6) DEFERRED COMPENSATION LIABILITY

     The Company has several deferred compensation agreements with certain employees. The liabilities under these agreements are being accrued over the participants' remaining periods of employment so that, on the payout date, the then-present value of the payments will have been accrued. These liabilities are being funded by life insurance policies, the cash surrender value of which determines the deferred compensation liabilities, as defined in the respective agreements. Expense for 1993, 1994 and 1995 related to deferred compensation was $49,280, $62,143 and $58,778, respectively.

(7) EMPLOYEE BENEFIT PROGRAMS

     Cafeteria Plan -- The Company sponsors a Section 125 cafeteria plan that includes a fully insured health, dental, vision and prescription card program. The plan is offered to full-time employees. Entrance to the plan is the first day of the month following thirty days of service.

     401(k) Retirement Plan -- The Company sponsors a 401(k) retirement plan which covers substantially all full-time employees with at least one year of service. The Plan does not provide for Company contributions.

     Other Programs -- Other available employee programs include life, accidental death and dismemberment insurance, disability insurance and dependent care assistance programs. Benefits under such programs are funded by the Company's employees and customers.

     Health Insurance Program -- Prior to September 1, 1993, the Company was self-insured for medical health claims up to approximately $100,000 per employee, per annum. Under the Company's insurance programs, coverage was obtained for catastrophic exposures, as well as those risks required to be insured by

                   TEAM AMERICA CORPORATION AND SUBSIDIARIES

                           DECEMBER 31, 1994 AND 1995

law or contract. Provisions for losses expected under these programs were recorded based upon the Company's estimates of the aggregate liability for claims incurred. Effective September 1, 1993, the Company's health plan became fully insured.

(8) INCOME TAXES

     In May 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

     The components of the income tax expense (benefit) for the years ended December 31, 1993, 1994 and 1995 are as follows:

                                                          1993          1994          1995
                                                       ----------     ---------     --------
    Current:
      Federal........................................   $  20,527     $  31,855     $209,833
      State..........................................       3,623         5,622       37,029
    Deferred:
      Change in valuation allowance..................    (422,600)           --           --
      Decrease in deferred income tax assets.........     226,600       144,000           --
                                                        ---------     ---------     --------
              Total income tax expense (benefit).....   $(171,850)    $ 181,477     $246,862
                                                        =========     =========     ========

     A reconciliation of the statutory Federal tax rate to the Company's effective tax rate is as follows:

                                                                     1993      1994     1995
                                                                    ------     ----     ----
    Statutory Federal tax rate....................................    34.0%    34.0%    34.0%
    Adjustments to Federal statutory tax rate:
      State income tax expense, net...............................     6.0      6.0      6.0
      Valuation allowance.........................................   (72.0)      --       --
      Other, primarily life insurance.............................     2.7      0.2      6.0
                                                                       ---      ---      ---
    Effective tax rate............................................   (29.3)%   40.2%    46.0%
                                                                      ====      ===     ====

     The reduction in the valuation allowance to zero in 1993 resulted from the Company's expectation to realize its net operating loss (NOL) carryforwards in future years based upon the Company's growth in recurring operating income in 1993, and its expectation of future income. The Company fully utilized its NOL carryforwards by 1994.

     The Company pays state income tax on the greater of a net worth basis or an income basis in a majority of the states in which it operates.

                   TEAM AMERICA CORPORATION AND SUBSIDIARIES

                           DECEMBER 31, 1994 AND 1995

     The significant items giving rise to the deferred income tax assets (liabilities), as of December 31, 1994 and 1995, are as follows:

                                                                       1994          1995
                                                                    ----------     --------
    Deferred income tax assets (liabilities):
      Deferred compensation.......................................  $   54,000     $ 71,000
      Deferred rents..............................................      59,000       57,000
      Other, net..................................................     (41,000)     (56,000)
                                                                    ----------     --------
              Total deferred income tax assets (liabilities),
                net...............................................  $   72,000     $ 72,000
                                                                     =========     ========

(9) RELATED PARTY TRANSACTIONS

     At December 31, 1994, the Company had a non-interest bearing account receivable from an officer in the amount of $50,894. In 1995, this receivable was paid in full.

     At December 31, 1994 and 1995, the Company had accounts receivable in the aggregate amount of $48,268 and $38,041, respectively, from related parties including several members of the Board of Directors who are clients of the Company.

     During the years ended December 31, 1993, 1994 and 1995, the Company recorded sales to related parties in the amounts of $211,859, $388,105 and $417,127, respectively. During the years ended December 31, 1993, 1994 and 1995, the Company purchased services from related parties in the amounts of $80,318, $98,411 and $147,109, respectively.

(10) SHAREHOLDERS' EQUITY

     The Company is authorized to issue 7,500 Class A and 7,500 Class B common shares, without par or stated value, and 7,500 Class A preferred shares, $100 par value. Each Class A and Class B common share is entitled to participate in any dividends or distributions when declared by the directors without distinction as to class. Further, the holders of Class A and Class B common shares exercise voting rights without distinction as to class; however, the holders of Class A common shares have exclusive right to elect three Class A directors and the holder of Class B common shares has exclusive right to elect three Class B directors.

     In 1993, the Board of Directors granted to two officers of the Company options to purchase 2,300 Class A common shares at $5 per share and 2,300 Class B common shares at $8 per share. These options were exercised in 1994.

     During 1994, the Company issued 900 Class B common shares to an officer in exchange for a promissory note in the amount of $31,500 which is shown as a reduction of shareholders' equity. This note bears interest at 5% per annum. Subsequent to December 31, 1995, this receivable was paid in cash.

     In 1994, a total of 5,500 shares was sold to Company officers.

     During 1995, the Company converted 213 Class A common shares (valued at the original purchase price of $21,300), into 213 Class A preferred shares. The Class A preferred shares are non-voting and have cumulative dividend rights. The dividend rate is established annually at a rate equal to the prime lending rate, but not less than 4% or more than 10%. The Company has the right to redeem the preferred shares at par value. No cumulative liability exists as of December 31, 1995.

                   TEAM AMERICA CORPORATION AND SUBSIDIARIES

                           DECEMBER 31, 1994 AND 1995

(11) CONTINGENCIES

     Representatives of the Internal Revenue Service (IRS) have publicly stated that the IRS is conducting a Market Segment Study of the PEO industry, focusing on selected PEOs (not including the Company), in order to examine the relationships among PEOs, worksite employees and owners of client companies. The Company has limited knowledge of the nature, scope and status of the Market Segment Study because it is not a part thereof and the IRS has not publicly released any information regarding the study to date. In addition, the Company's 401(k) plan was audited for the year ended December 31, 1992, and as part of that audit, the IRS regional office has asked the IRS national office to issue a Technical Advice Memorandum (TAM) regarding whether or not the Company is the employer for benefit plan purposes. The Company has stated its position in a filing with the IRS that it is the employer for benefit plan purposes. If the IRS concludes that PEOs are not "employers" of certain worksite employees for purposes of the Code as a result of either the Market Segment Study or the TAM, then the tax qualified status of the Company's 401(k) plan could be revoked and its cafeteria plan may lose its favorable tax status. The loss of qualified status for the 401(k) Plan and the cafeteria plan could increase the Company's administrative expenses and, thereby, materially adversely affect the Company's financial condition and results of operations. The Company is unable to predict the timing or nature of the findings of the Market Segment Study Group, the timing or conclusions of the TAM, and the ultimate outcome of such conclusions or findings. The Company is also unable to predict the impact which the foregoing will have on the Company's administrative expenses, and whether the Company's resulting liability exposure, if any, will relate to past or future operations. Accordingly, the Company is unable to make a meaningful estimate of the amount, if any, of such liability exposure.

(12) SUBSEQUENT EVENTS

     In July 1996, the Company's Florida subsidiary received an assessment from the Florida Department of Insurance for workers' compensation premiums in the amount of $275,000 relating to its involvement in prior years with an insolvent insurance pool in which the subsidiary participated. The Company has offered $75,000 in settlement to the Florida Department of Insurance. Such amount has been recorded as a liability by the Company based upon management's best estimate of the exposure. However, the ultimate outcome of this matter is uncertain at this time. Additionally, the Company is subject to a workers' compensation claim against the Florida subsidiary subject to a settlement with the State of Florida of the assessment discussed above.

(13) EVENTS SUBSEQUENT TO DATE OF AUDITORS' REPORT

     On October 24, 1996, the Company's shareholders approved the following:

     a. An increase in the number of shares of authorized capital stock to 11,000,000 shares, no par value, of which 500,000 will be designated as voting preferred shares, 500,000 will be designated as nonvoting preferred shares, and 10,000,000 will be designated as common shares.

     b. A conversion of all of the Company's issued Class A common shares and Class B common shares to a single class of common shares and the elimination of the classes of Class A common shares and Class B common shares.

     c. A conversion of the Company's issued Class A preferred shares, $100 par value, to an equal number of common shares and the elimination of the class of Class A preferred shares.

     d. A 184-to-1 split of the common shares prior to the Offering.

                   TEAM AMERICA CORPORATION AND SUBSIDIARIES

                           DECEMBER 31, 1994 AND 1995

     e. An Incentive Stock Plan for employees which provides for the issuance of up to 350,000 common shares. The maximum number of shares, that may be awarded during any calendar year, may not exceed 10% of the total number of issued and outstanding common shares of the Company.

     After the completion of the Offering, the Company intends to execute employment agreements with two of its officers pursuant to which each such officer will be employed by the Company for a rolling three-year period and will receive an annual base salary, plus incentive compensation to be determined by the Company's Board of Directors or a committee thereof based upon the Company's results of operations and financial position and various other factors. In addition to such base salary and incentive compensation, each such officer will continue to receive commissions on sales to clients for which he is responsible pursuant to terms and conditions to be determined by the Company's Compensation Committee. The Company has agreed to grant to each of these officers the right to purchase 50,000 common shares at the initial public offering price, subject to vesting 20% per year over five years.

     Reference is made to the "Risk Factors" section of the Registration Statement for further discussion.

     The pro forma balance sheet section, as of September 30, 1996, shows the shareholders' equity (deficit) reflecting the events and transactions in items
a. through e. above as if they had occurred as of that date.

                           A REVOLUTIONARY IDEA . . .
                           "PARTNERING IN EMPLOYMENT"

                    [PAINTING KNOWN AS "THE SPIRIT OF 1776"]

REVOLUTIONARY "ONE STOP SHOP"

     TEAM America does not sell multiple services in competition with payroll services, insurance companies, consultants and workers' compensation administrators. Rather, TEAM America actually joins in the employment of the employees and shares the responsibility and liability of being an employer. As a result of partnering with TEAM America our Clients gain many services including:

- Human Resource Services                        - Employment Risk Management
- Payroll & Payroll Tax Services                 - Placement Services
- Government Compliance                          - Workers' Compensation Claims Administration
- Benefits Administration                        - Unemployment Claims Administration

REVOLUTIONARY "EMPLOYEE BENEFITS"

     This unique relationship is widely accepted by employees. The introduction of TEAM America into the existing employment relationship allows employees to gain access to TEAM America's "large corporation style" benefits program. The program is designed to provide greater job satisfaction and increased loyalty to the clients business and includes:

- Section 125 Pretax "Cafeteria Style" Plan      - Discounted Group Life and Disability on a
- Multiple Health Insurance Options, Dental,     Payroll Deduction
  Vision, Prescription Card                      - Payroll Deducted Group Auto and Homeowners
- Section 129 Day Care Assistance Plan;          - Theater, Amusement Park and Store Discount
  (Pretax cost)                                    Programs
- Section 401k Retirement Savings Plan           - Free checking and Visa and Discounted
  with Multiple Investment Options                 Services with Various Local Banks
- Prepaid Legal Services Plan                    - Long Term Disability Insurance

                           [TEAM AMERICA CORP. LOGO]

             ------------------------------------------------------
             ------------------------------------------------------
  NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON SHARES OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                             ---------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
The Company...........................     7
Risk Factors..........................     7
Use of Proceeds.......................    14
Dividend Policy.......................    14
Capitalization........................    15
Dilution..............................    16
Selected Consolidated Financial and
  Statistical Data....................    17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    19
Business..............................    25
Industry Regulation...................    34
Management............................    38
Certain Transactions..................    42
Principal and Selling Shareholders....    43
Description of Capital Stock..........    44
Shares Eligible for Future Sale.......    46
Underwriting..........................    47
Legal Matters.........................    48
Experts...............................    48
Available Information.................    49
Index to Financial Statements.........   F-1

                             ---------------------
  UNTIL JANUARY 4, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON SHARES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                1,250,000 SHARES
                                      LOGO
                                 COMMON SHARES
                           -------------------------
                                   PROSPECTUS
                           -------------------------
                                THE OHIO COMPANY

                                  RONEY & CO.
                               December 10, 1996
             ------------------------------------------------------
             ------------------------------------------------------